                                                     Rule 424(b)(3)
                                                     Registration No. 333-112772


PROSPECTUS



                               SEDONA CORPORATION

                               7,127,411 shares of
                                  common stock
                        --------------------------------

         This Prospectus relates to the sale from time to time by the shareholders listed in the "Principal and Selling Shareholders" section beginning on page 32 of up to 7,127,411 shares of our class of common stock, $0.001 par value per share, including:

         o 5,651,347 shares of beneficially owned by the selling shareholders; and

         o 1,476,064 shares of issuable upon the exercise of warrants held by the selling shareholders to purchase shares of our common stock at prices ranging from $0.35 to $0.70.

         Only the resale of the shares received upon exercise of the warrants is covered by this Prospectus; it will not cover the initial issuance of the warrant shares.

         No underwriter is being used in connection with this offering of our common stock. The selling shareholders may offer and sell their shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. The selling shareholders and any broker-dealer executing selling orders on their behalf may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, in which event commissions received by such broker-dealer may be deemed to be underwriting commissions. We will not receive any direct proceeds from the resale of shares, but will receive proceeds related to the exercise of the warrants held by the selling shareholders. There is no assurance that any of the warrants will be exercised, and therefore we may not receive any proceeds.

         The price of our common stock being offered under this Prospectus will be determined based upon the market price of our common stock at the time of resale. Our common stock is traded on the OTCBB under the symbol SDNA. As of May 19, 2004, the closing price of one share of our common stock was $0.41.

                              --------------------
         Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 6.
                              --------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.










                  The date of this Prospectus is May 20, 2004.

                                                  TABLE OF CONTENTS
                                                  -----------------
                                                                                                               Page
                                                                                                               ----
PROSPECTUS SUMMARY................................................................................................1
------------------
RISK FACTORS......................................................................................................6
------------
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS.....................................................................8
---------------------------------------------
USE OF PROCEEDS...................................................................................................8
---------------
DIVIDEND POLICY...................................................................................................9
---------------
PRICE RANGE OF COMMON STOCK.......................................................................................9
---------------------------
CAPITALIZATION...................................................................................................10
--------------
SELECTED FINANCIAL DATA..........................................................................................11
-----------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................12
-------------------------------------------------------------------------------------
BUSINESS.........................................................................................................18
--------
MANAGEMENT.......................................................................................................25
----------
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................31
----------------------------------------------
PRINCIPAL AND SELLING SHAREHOLDERS...............................................................................32
----------------------------------
DESCRIPTION OF OUR SECURITIES....................................................................................33
-----------------------------
PLAN OF DISTRIBUTION.............................................................................................36
--------------------
LEGAL MATTERS....................................................................................................37
-------------
CHANGE IN COMPANY'S CERTIFYING ACCOUNTANTS.......................................................................37
------------------------------------------
EXPERTS..........................................................................................................37
-------
WHERE YOU CAN FIND ADDITIONAL INFORMATION........................................................................38
-----------------------------------------

                               PROSPECTUS SUMMARY

         This summary highlights key aspects of our business and our offering of common stock that are described more fully elsewhere in this Prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire Prospectus carefully, including the Risk Factors section beginning on page 6 and our consolidated financial statements and related notes beginning on page F-1, before making an investment decision.

OUR COMPANY

         We are a software application and services provider that develops and markets web-based Customer Relationship Management (CRM) solutions to small to mid-sized businesses (SMBs) such as community banks, credit unions and insurance companies. Our CRM application solution, Intarsia(TM), provides SMBs with the ability to effectively identify, acquire, foster and maintain loyal, profitable customers, thus enabling SMBs to increase the profitability of their customer portfolio and enhance shareholder value. We believe that Intarsia equips SMBs with the ability to build the appropriate strategy to more effectively target the right products to the right people at the right time.

         We believe that the key to selling CRM successfully and profitably to SMBs is finding a solution that not only meets the organizations' unique industry, business, and budget requirements, but also provides them with proven technology that can be cost effectively integrated into their business. When these needs are met, SMBs can rapidly achieve a positive return on their CRM investment.

         The SMB market represents the largest and fastest growing opportunity for CRM applications solutions as businesses place increasing emphasis on effectively managing the relationship of, and interaction with, their customers. We believe that this market, characterized by businesses with less than $250 million in revenue and 500 employees, presents the greatest opportunity for CRM providers as the large-sized business (LB) market is becoming saturated with CRM deployments.

         According to Aberdeen Group's Worldwide CRM Spending: Forecast 2002-2006 research report, the CRM spending in the LB market is expected to grow at a 2002-2006 compounded annual growth rate of 4.0% compared to a much faster growth in the SMB market as indicated in the table below.

------------------------------- ------------------------ ------------------------ --------------------
     NUMBER OF EMPLOYEES           2002 CRM SPENDING        2006 CRM SPENDING            CAGR
------------------------------- ------------------------ ------------------------ --------------------
           1 to 19                       $577M                    $794M                  9.3%
------------------------------- ------------------------ ------------------------ --------------------
          20 to 499                     $1.28B                    $1.8B                  8.9%
------------------------------- ------------------------ ------------------------ --------------------

         As a significant segment of the overall SMB market, small and mid-sized financial services organizations, represented by community and regional banks, credit unions, savings and loans, brokerage firms and insurance companies and agencies, have identified CRM as a strategic initiative to improve the customer retention and profitability rates in a marketplace dominated by large national and international companies with greater resources, services and advertising power.

         Aberdeen Group, in the same report projects that the CRM spending in the financial services market, will represent 18.8% of the overall CRM spending over the next three years.

                --------------------------------------- -----------------------------
                           VERTICAL MARKET                   % OF CRM SPENDING
                --------------------------------------- -----------------------------
                            Manufacturing                          25.4%
                --------------------------------------- -----------------------------
                          Financial Services                       18.8%
                --------------------------------------- -----------------------------
                       Retail and Distribution                     13.6%
                --------------------------------------- -----------------------------
                          Business Services                         7.1%
                --------------------------------------- -----------------------------
                       Government and Education                     6.7%
                --------------------------------------- -----------------------------
                     Transportation and Utilities                   6.4%
                --------------------------------------- -----------------------------
                              Healthcare                            5.6%
                --------------------------------------- -----------------------------
                        Information Technology                      5.5%
                --------------------------------------- -----------------------------
                          Telecommunications                        4.7%
                --------------------------------------- -----------------------------
                                Others                              6.2%
                --------------------------------------- -----------------------------

         We have strategically targeted small to mid-sized financial services organizations as the first vertical market to introduce our leading CRM application solution.

         Unlike most traditional, general-purpose CRM applications, Intarsia, is a vertical CRM application solution specifically designed and priced to meet the needs of SMBs with multiple lines-of-business across several vertical industries. Intarsia provides small to mid-sized financial services organizations with a complete and accurate view of their customers' relationships and interactions. This enables them to gain knowledge about their customers' preferences, needs and characteristics and build the appropriate strategies to more effectively target the right products to the right people at the right time. We believe that Intarsia provides those organizations with the ability to effectively identify, acquire, foster and maintain loyal, profitable customers.

         As part of our efforts to cost effectively capture a major share of the SMB market, we have adopted an indirect distribution channel strategy. We have successfully signed OEM (original equipment manufacturers) and reseller agreements with several leading software and services providers for the financial services market, such as Fiserv Systems, Inc., Sanchez Computer Associates, Inc., Open Solutions Inc., Connecticut Online Computer Center, Inc, Pinkerton Consulting, EastPoint Technologies, Inc., WorldNet Consulting S.A., ACEncrypt Solutions and American International Technology Enterprises, Inc., a member company of AIG. We continue to work on broadening even further our distribution channels and to expand our market penetration both domestically and internationally. In addition, we have been selected by IBM Corporation as one of its Advanced Level Business Partners.

         We believe that we will need to generate funds from operations and additional sales of securities to meet our working capital requirements over the period through December 31, 2004. In addition to the loss of ($4,212,000) realized during December 31, 2003, we incurred substantial losses from operations of ($6,001,000) and ($10,434,000) during the years ended December 31, 2002 and 2001, respectively. If additional financing is required through December 31, 2004, such funding may not be readily available. These factors raise substantial doubt about our ability to continue as a going concern. Our plans in this regard include expanding the sale and acceptance of our current and future strategic alliance partnerships; targeting new application solutions; and seeking additional debt or equity financing in addition to aggressive cost containment measures.

         Our Contact Information

         Our principal executive offices are located at 1003 West 9th Avenue, Second Floor, King of Prussia, Pennsylvania 19406, and our telephone number is
(610) 337-8400. We maintain a website on the Internet at http://www.sedonacorp.com. Our website and the information that it contains are not part of this Prospectus.

THE OFFERING
Common stock offered by the selling shareholders:          5,651,347 shares

Additional common stock to be offered by the selling
shareholders upon exercise of all warrants:                1,476,064 shares

Common stock to be outstanding after this offering,
assuming exercise of all outstanding warrants, options
and conversion of convertible securities:                  110,328,141 shares

Use of proceeds:                                           We will not receive any proceeds from the sale of our
                                                           common stock by the selling shareholders. If a selling
                                                           shareholder exercises the warrants he or she holds for
                                                           cash, we intend to use the net proceeds of such
                                                           exercise for working capital and general corporate
                                                           purposes. We may also invest a portion of the net
                                                           proceeds from the exercise of the warrants, if any, in
                                                           high-grade short-term interest bearing investments on
                                                           a temporary basis.

OTCBB symbol:                                              SDNA

Risk Factors:                                              Investment in our common stock involves a high degree
                                                           of risk and could result in a loss of your entire
                                                           investment. See "Risk Factors" beginning on page 6 to
                                                           read about factors you should consider before buying
                                                           our common stock.

RECENT DEVELOPMENTS

         Civil Suit: On May 5, 2003, we filed a civil action lawsuit against numerous defendants in the United States District Court, Southern District of New York seeking damages from the defendants named, and other defendants yet to be named, for allegedly participating in the manipulation of our common stock, fraud, misrepresentation, failure to exercise fiduciary responsibility, and/or failure to adhere to trading rules and regulations, tortuous interference, conspiracy and other actions set forth in the complaint. As this is an on-going action, no adjustments have been made to the financial statements related to this matter.

         In January 2004, we notified one of our consultants, Hunter A. Carr, that he had not performed his required duties noted therein, and is in default of the contracts. We are in the process of trying to resolve the dispute and have suspended payments to the consultant starting in December 2003, pending satisfactory resolution of the matter. Per the agreements, we were obligated to pay $14,910 per month under a litigation support agreement and $6,900 per month under a database participation agreement. .

         Stock Conversions: On December 17, 2003, the holder of Class A, Series F, Convertible Preferred Stock delivered a conversion notice to us requesting conversion of $780,000 principal value preferred stock plus accrued interest of $186,950 into shares of our common stock. The holder received 966,950 shares of our common stock with this conversion.

         In December 2003, Mr. David Vey, our Chairman of the Board, requested the conversion of two debentures. The first debenture was a $100,000 note, due on December 5, 2003. Mr. Vey converted the outstanding principal balance into 1,000,000 shares of our common stock. The second debenture was a $120,000 note, due January 5, 2004. Mr. Vey converted the outstanding principal balance into 2,000,000 shares of our common stock. There is also $17,000 of interest due on the debentures which will be settled in cash or shares of our common stock, at the option of the holder.

         In January 2004, Mr. Vey delivered a conversion notice to exercise his rights under a debenture agreement to convert the outstanding principal balance of a $100,000 debenture due January 10, 2004 into 10,000,000 shares of our common stock. The note was converted and the shares issued as of March 19, 2004. In February 2004, Mr. Vey again delivered a conversion notice to exercise his rights under a debenture agreement to convert the outstanding principal balance of a $100,000 debenture due March 14, 2004 into an additional 10,000,000 shares of our common stock. The note was converted and the shares issued as of March 19, 2004.

            Series H Transaction: In April 2000, we consummated a transaction to purchase the Customer Information Management Systems (CIMS) business unit of Acxiom Corporation for total potential consideration of up to $4,350,000. $550,000 in five-year warrants were issued, $1,300,000 (with face value of $1,500,000) was paid in preferred stock, a minimum required payment of $1,000,000 was due in October 2003, or earlier, if certain performance hurdles were met, and the remaining $1,500,000 would be paid contingent on performance of the business unit acquired. Through June 30, 2003, we had paid $47,000 related to the required payment. There was no contingent payment of $1,500,000 due. The performance period for both the required payment and the contingent payment expired in April 2003. In November 2003, we restructured the agreement with Acxiom. We have issued a promissory note for the $953,000 required payment, at an interest rate of 8% per annum. All unpaid principal and interest are due no later than May 26, 2006. The restructured terms include extension of the conversion date of the Series H Preferred Stock by thirty-six months, until April 1, 2006.

            Change in Auditors: In June 2003, Ernst & Young LLP ("E&Y") resigned as our independent auditors. Effective August 29, 2003, McGladrey and Pullen LLP was appointed as our independent auditors for the year ended December 31, 2003.

            The audit report of E&Y on our consolidated financial statements for the years ended December 31, 2002 and December 31, 2001, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that, in their report dated April 8, 2003, E&Y's opinion was modified to include an uncertainty about our ability to continue as a going concern. During its audit for the fiscal year ended December 31, 2002 and December 31, 2001, and for the subsequent interim period through the date of the Form 8-K filing, of June 26, 2003, (i) we had no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure, which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the matter in their report, and (ii) there have been no "reportable events" as defined in Item 304 (a)(1)(v) of Regulation S-K.

SUMMARY FINANCIAL INFORMATION

         You should read the following summary of consolidated financial information together with the financial statements and the notes to those statements appearing elsewhere in this Prospectus and the information under "Selected Financial Data," "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" (in thousands except for per share amounts).

                                        ----------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
Income Statement Data:                          2003          2002         2001          2000          1999
                                        ----------------------------------------------------------------------
Revenue                                       $ 1,522       $ 2,507     $  2,157      $   1,787       $   244
Loss from Continuing
 Operations                                    (4,212)       (6,001)     (10,434)       (10,826)       (3,264)
Gain (Loss) from Discontinued
 Operations                                         -             -            -            144        (2,973)
Net Loss                                       (4,212)       (6,001)     (10,434)       (10,682)       (6,237)
Preferred Dividends                               (15)         (303)          154          (889)         (601)
Net Loss applicable
 To Common Stockholders                        (4,227)       (6,304)     (10,280)       (11,571)       (6,838)
Basic and Diluted
 Net Loss per Common Share
 Applicable to continuing
 Operations                                   $ (0.08)      $ (0.13)    $  (0.28)     $   (0.42)      $ (0.18)
Loss per Common Share
 Applicable to discontinued
 Operations                                         -             -            -              -       $ (0.13)
Loss per Common Share                         $ (0.08)      $ (0.13)    $  (0.28)     $   (0.42)      $ (0.31)



                                        ----------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
Balance Sheet Data:                             2003          2002         2001          2000          1999
                                        ----------------------------------------------------------------------

Total Assets                                      832         1,770        3,786          8,468         2,204
Net Working Capital/(Deficit)                  (2,745)       (3,128)      (2,462)          (989)          262
Long-Term Obligations                             999            12        1,025          1,025            51
Stockholders' Equity/(Deficit)                 (3,288)       (1,847)        (302)         3,091         1,431

                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this Prospectus, before deciding to invest in our common stock. If any of the following risks were to occur, our business, financial condition or operating results could be materially and adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY WITH WHICH YOU CAN EVALUATE OUR BUSINESS.

         We only began focusing on our web-based CRM application solutions in 2000. Due to the shift in our business model, we have only a limited operating history in the area of web-based customer relationship management with which you can evaluate our business and prospects. Our limited operating history in this area makes predicting our future operating results more difficult. In addition, our prospects must be considered in light of the risks and uncertainties encountered by companies in the evolving market for knowledge management solutions. These risks include our ability to:

                 o  build awareness and acceptance of our brand name;

                 o extend existing and develop new strategic partner relationships;

                 o  attract and retain key personnel; and

                 o  access additional capital.

WE HAVE LIMITED REVENUES AND HAVE INCURRED OPERATING LOSSES IN THE PAST THREE YEARS.

         We had total revenues of $1.5 million, $2.5 million, and $2.2 million, and losses of $4.2 million, $6.3 million and $10.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. If our current and future products and services fail to gain wider acceptance, we believe it may be unlikely that we will be able to reverse our operating loss trend or ever achieve profitability.

WE MAY REQUIRE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

         We will require additional financing if we cannot achieve sufficient cash flows from operations. We do not know if additional financing will be available to us on terms that we can accept. If financing is not available, we may have to sell, suspend or terminate our operations.

OUR CURRENT AND PREDECESSOR AUDITORS HAVE ISSUED AN OPINION EXPRESSING DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         The reports of our current and predecessor independent auditors and the notes to our consolidated financial statements included in this Prospectus state that our substantial operating losses, negative working capital and need for additional financing raise substantial doubt about our ability to continue as a going concern. Whether we can remain a going concern depends on our continued ability to expand the sale and acceptance of our business solutions through our strategic partnerships, target new application solutions, continue aggressive marketing of our proprietary Intarsia brand product and obtain additional financing. It cannot be assured that we will be able to achieve any of these objectives.

WE DEPEND ON CERTAIN KEY PERSONNEL FOR OUR CONTINUED SUCCESS.

         We are dependent upon certain key members of our management team for the successful operation and development of our business, particularly Mr. Marco
A. Emrich, who currently serves as our Chief Executive Officer and President. The loss of the services of Mr. Emrich could materially and adversely affect our operations. In addition, in order to continue our operations, we must attract and retain additional technically qualified personnel with backgrounds in engineering, production, and marketing. There is keen competition for such highly-qualified personnel and consequently there can be no assurance that we will be successful in recruiting or retaining personnel of the requisite caliber or in the numbers necessary to enable us to continue to conduct our business. We also do not carry key man insurance on our executives.

WE RELY ON OUR STRATEGIC PARTNERS' DISTRIBUTION CHANNELS TO ACHIEVE OUR OPERATIONAL RESULTS.

         We moved to an indirect sales model in December 2002 by licensing or reselling our technology to leading software providers for community banks, credit unions, brokerage firms and insurance companies. This model, however, makes our success very dependent on our partners' ability to market, sell and distribute our product to their current and future customers. While management is confident that we have the right partners and commitment for achieving our operational results, we can give no assurances in this regard of such results.

THE CONVERSION OF CONVERTIBLE SECURITIES WILL DILUTE THE HOLDERS OF OUR COMMON STOCK.

         The holders of our outstanding convertible preferred stock and convertible notes may elect to convert their shares into our common stock at any time. As of April 27, 2004 all outstanding shares of our Series A and Series H convertible Class A preferred stock and convertible notes were convertible into an aggregate amount of approximately 8,051,594 shares of our common stock (based on the conversion formula applicable to each series). As of April 27, 2004, 83,088,195 shares of our common stock were outstanding. Therefore, upon a conversion of all outstanding shares of preferred stock and notes, an aggregate of 91,139,789 shares of our common stock would be outstanding, resulting in a 9% overall dilution of the current holders of common stock.

THE EXERCISE OF WARRANTS OR OPTIONS MAY DEPRESS OUR STOCK PRICE

         There are a significant number of warrants and options to purchase our common stock. If the market price of our common stock rises above the exercise price of outstanding warrants and options, holders of those securities are likely to exercise their warrants and options and sell the common stock acquired upon exercise of such warrants and options in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. As of April 27, 2004, including shares to be registered as part of this Prospectus, warrants to purchase 15,958,296 shares of our common stock were outstanding at a weighted average exercise price of $1.16 per share, and options to purchase 3,230,056 shares of common stock with a weighted average exercise price of $1.45 per share were outstanding.

OUR COMMON STOCK IS SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY MAKE OUR SHARES MORE DIFFICULT TO SELL.

         The SEC rules regarding penny stocks may have the effect of reducing trading activity in our common stock and making it more difficult for investors to sell. The rules require a broker to deliver a risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before completion of the transaction. These requirements may result in a lower trading volume of our common stock and lower trading prices.

                  SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are principally contained in the sections entitled "Prospectus Summary," "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to differ, perhaps materially, from any future results, performance or achievements expressed or implied therein. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors."

         Forward-looking statements include, but are not limited to, statements about:

         o  our product development efforts;

         o  the commercialization of our products;

         o  anticipated operating losses;

         o  our estimates regarding our needs for additional financing;

         o  our estimates for future revenues and profitability;

         o our ability to attract partners with acceptable development, regulatory and commercialization expertise;

         o the benefits to be derived from corporate collaborations, license agreements and other collaborative efforts, including those relating to the development and commercialization of our product.

         These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

         You should read this Prospectus and the documents that we reference in this Prospectus with the understanding that our actual future results may be materially different from what we expect. We do not intend to update any of these statements or to publicly announce the result of any revisions to any of these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of our common stock by the selling shareholders. If the warrants held by the selling shareholders are exercised for cash, we intend to use the net proceeds generated for working capital and general corporate purposes. We may also invest a portion of the net proceeds from the exercise of the warrants, if any, in high-grade short-term interest bearing investments on a temporary basis.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. It is our current intent to continue to retain future earnings, if any, to finance the expansion, development and growth of our business. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.


                           PRICE RANGE OF COMMON STOCK

         The following table sets forth, for the periods indicated, the high and low closing prices of our common stock. Until January 8, 2003, our common stock was quoted on The NASDAQ SmallCap Market under the symbol "SDNA". Since January 9, 2003, the common stock has been available for trading on the OTC Bulletin Board under the same symbol. The last reported sale price of our common stock on May 19, 2004 was $0.41. At that time, there were approximately 7,800 record holders of our common stock.

                                                                     High                     Low
                                                              -------------------      ------------------
                  Year ended December 31, 2002:
                  -------------------------------------------
                   Quarter ended March 31, 2002                      $0.94                  $0.58
                   Quarter ended June 30, 2002                        1.41                   0.55
                   Quarter ended Sept. 30, 2002                       0.58                   0.34
                   Quarter ended Dec. 31, 2002                        0.40                   0.15

                   Year ended December 31, 2003:
                  -------------------------------------------
                   Quarter ended March 31, 2003                      $0.25                  $0.12
                   Quarter ended June 30, 2003                        0.51                   0.17
                   Quarter ended Sept. 30, 2003                       0.28                   0.16
                   Quarter ended Dec. 31, 2003                        0.40                   0.18

                   Year ended December 31, 2004:
                  -------------------------------------------
                   Quarter ended March 31, 2004                      $0.75                  $0.39
                   Quarter through May 19, 2004                      $0.45                  $0.36

                                 CAPITALIZATION

         The following table sets forth our capitalization (in thousands, except share and per share data) on an actual basis, as of December 31, 2003. You should read this table in conjunction with the sections of this Prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Prospectus.

                                                                                        ACTUAL
                                                                                   DECEMBER 31, 2003
                                                                                   -----------------
         SHORT-TERM DEBT

           Convertible debentures                                                      $  1,697(1)
           Current maturities of long-term debt                                              20
                                                                                       --------
               Total short-term debt                                                   $  1,717
                                                                                       ========

         LONG-TERM DEBT
            Long-term debt, less current maturities                                    $    953
            Interest Payable                                                                 46
                                                                                       --------
               Total long-term debt                                                    $    999
                                                                                       ========

         EQUITY (DEFICIT)
           Class A convertible preferred stock
             Authorized shares - 1,000,000 (liquidation preference $2,500)
             Series A, par value $2.00, issued and outstanding - 500,000 shares        $  1,000
             Series F, par value $2.00, issued and outstanding - 0 shares                     -
             Series H, par value $2.00, issued and outstanding - 1,500 shares                 3
          Common Stock, par value $0.001
             Authorized shares - 125,000,000, issued and outstanding 61,131,513              61
             Additional paid-in capital                                                  60,048
             Accumulated deficit                                                        (64,400)
                                                                                       --------
              Total stockholders' equity (deficit)                                     $ (3,288)
                                                                                       ========

         Total Capitalization                                                          $   (572)
                                                                                       ========

     --------------------------------------

         (1) In conjunction with multiple issuances of convertible debentures and promissory notes (collectively the "Notes") to a single investor, we accounted for the imbedded conversion feature of the convertible debentures on the basis that the promissory notes and the convertible debentures were essentially the same instrument. The value of the imbedded conversion feature is limited to the amount of the proceeds of $1,420. Current and future charges for interest expense will include the accretion of the $1,420 and the contractual cash interest of 7%-8% over the life of the Notes.

                             SELECTED FINANCIAL DATA

         The following table presents our selected consolidated financial data for the year ended December 31, 2003 and for the four previous years. Pursuant to the realignment of operations conducted in 1999-2000, data in the following table has been adjusted to show operating results for the discontinued operations separately in the applicable years. Balance sheet data in the following tabulation also reflects accounting for discontinued operations. This information should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K and "Management's Discussion and Analysis of Results of Financial Condition and Results of Operations," each included elsewhere in this Prospectus. Any historical results presented in this Prospectus are not necessarily indicative of the operating results to be expected in the future. (Dollars in thousands, expect per share prices)

                                        ----------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
Income Statement Data:                          2003          2002         2001         2000          1999
                                        ----------------------------------------------------------------------
Revenue                                       $ 1,522       $ 2,507     $  2,157      $  1,787      $    244
Loss from Continuing
   Operations                                  (4,212)       (6,001)     (10,434)      (10,826)       (3,264)
Gain (Loss) from Discontinued
   Operations                                       -             -            -           144        (2,973)
Net Loss                                       (4,212)       (6,001)     (10,434)      (10,682)       (6,237)
Preferred Dividends                               (15)         (303)          154         (889)         (601)
Net Loss applicable
   to Common Stockholders                      (4,227)       (6,304)     (10,280)      (11,571)       (6,838)
Basic and Diluted
   Net Loss per Common Share Applicable
   to continuing Operations                    $(0.08)      $ (0.13)    $  (0.28)     $  (0.42)     $  (0.18)
Loss per Common Share
   Applicable to discontinued
   Operations                                       -             -            -             -      $  (0.13)
Loss per Common Share                          $(0.08)      $ (0.13)    $  (0.28)     $  (0.42)     $  (0.31)

                                        ----------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
Balance Sheet Data:                             2003         2002         2001          2000          1999
                                        ----------------------------------------------------------------------

Total Assets                                      832         1,770        3,786         8,468         2,204
Net Working Capital/(Deficit)                  (2,745)       (3,128)      (2,462)         (989)          262
Long-Term Obligations                             999            12        1,025         1,025            51
Stockholders' Equity/(Deficit)                 (3,288)       (1,847)        (302)        3,091         1,431

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         We are a software application and services provider that develops and markets web-based Customer Relationship Management (CRM) solutions to small and mid-sized businesses (SMBs). Our CRM application solution, Intarsia, enables SMBs to increase profitability of their customer portfolio to boost profits and shareholder value. We have strategically targeted small to mid-sized financial services organizations as the first vertical market to introduce our leading CRM application solution.

         In an effort to cost effectively capture a major share of the SMB market, we have adopted an indirect distribution channel strategy. We license our CRM technology to third party alliance partners, who market, sell, distribute and support SEDONA's technology either as a component of our TPAP total solution or as a standalone offering.

         We have signed OEM and reseller agreements with several leading software and services providers for the financial services market and continue to work on broadening our distribution channels, to expand our market penetration both domestically and internationally.

         The following discussion and analysis of our results of operations and financial condition for years ended December 31, 2003, 2002 and 2001 should be read in conjunction with our audited financial statements as of December 31, 2003, 2002 and 2001, and the notes to those statements that are included elsewhere in this Prospectus.

CRITICAL ACCOUNTING POLICIES

         Revenue Recognition

         Our software arrangements consist of license fees and maintenance. Prior to the sale of our customer base, revenue also included fees from installation services. We have established vendor specific objective evidence of fair value for our maintenance contracts based on the price of renewals of existing maintenance contracts. The remaining value of the software arrangement is allocated to license fees and professional services based on contractual terms agreed upon by the customer and based on the list prices we maintain.

         Product License Revenue

         Revenues from the sale of product licenses are recognized upon delivery and acceptance of the software when persuasive evidence of an arrangement exists, collection is probable and the fee is fixed or determinable. Although our software product can be implemented on our customer's systems without significant alterations to the features and the functionality of the software, or without significant interfacing, our license agreements are written so that formal written acceptance of the product is received when installation is complete. Therefore, the timing of license fee revenue recognition coincides with the completion of the installation and acceptance of the software by the customer.

         We primarily utilize an indirect sales model by distributing our product through third-party alliance partners (TPAPs). Through our TPAPs, we receive a royalty payment based on a percentage of the licensee fee charged by our strategic partner. We recognize a royalty fee when we receive written acknowledgement from the TPAP that royalties have been earned and monies are owed to us. For the year ended December 31, 2003, $421,000 of royalty revenue was recognized.

         Services Revenue

         Services revenue includes revenue from professional services (primarily installation and training services) and maintenance revenue over periods not exceeding one year. Installation service revenue, which consists of implementation planning, hardware and software set-up, data integration including data aggregation, conversion, cleansing and analysis, and testing and quality assurance is accounted for as a separate element of a software arrangement. Additionally, in certain circumstances, we may partner with third parties to implement our software. In those instances, the contractual fee for professional services may be paid directly from the customer to the third party, and we recognize the license fee revenue component upon installation and acceptance by the customer.

         We recognize service revenue as follows:

         o Installation revenue is recognized upon completed installation and customer acceptance and is based on a contractual hourly rate. Training revenue is not a material element of a contract and revenue is recognized as training services are provided.

         o Maintenance revenue is recognized ratably over the life of the related contract. We establish the value of maintenance revenue based on the price quoted and received for renewals of existing maintenance contracts.

         Software Development Costs

         Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." All costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. The costs incurred for testing and coding of the new software products are capitalized. Amortization of such costs is the greater of the amount capitalized using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (b) the straight-line method over the remaining estimated economic life of the product not to exceed three years. Amortization commences when the product is available for general release to customers. We capitalize costs related to purchased software used for developmental purposes and amortize such value over three years consistent with the amortization and capitalization policy discussed above related to capitalized software costs.

         We periodically review for impairment the carrying value of both internally developed and purchased software costs. We will record an impairment charge in our operating results if the carrying value exceeds the future estimated undiscounted cash flows of the related assets.

RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the notes included in this Prospectus.

         Revenues

         Revenues for the years ended December 31, 2003 and 2002 were $1,522,000 and $2,507,000, respectively. Revenues for 2003 were lower than the same period a year ago due to a change in our business model to an indirect sales approach where we distribute our product through TPAPs. Revenues generated from five major alliance partners (ACEncrypt, COCC, Fiserv, OSI and Sanchez) in the year ended December 31, 2003, accounted for 96% of total revenues. Revenues generated during the year ended December 31, 2003 include $475,000 of fees from a related party.

          In December 2002 we changed our sales distribution strategy and focused on an indirect sales channel model, under which we license or resell our technology to SMB solution providers. In order to achieve this objective, during the first quarter of 2003 we assigned our customer base to Fiserv, Inc. for $120,000 payment and received thirty-percent of the annual maintenance related to the transferred contracts until June 2003. The $120,000 contract price was recognized as service fee revenue in the first quarter of 2003.

         Net revenue increased to $2,507,000 for the year ended December 31, 2002 from $2,157,000 for the year ended December 31, 2001. The growth in revenues was primarily due to sales of the Intarsia application licenses to our alliance partners. We had two different alliance partners in the year ended December 31, 2002 that comprised 52% of revenues for the period.

         Cost of Revenues

         Total cost of revenues decreased to $878,000 for the year ended December 31, 2003, compared to $1,729,000 for the year ended December 31, 2002. The savings were a direct result of a reduction in workforce in December 2002 that reduced the full-time employee count to 15 from 39 in 2002.

         Total cost of revenue for the year ended December 31, 2001 decreased from $3,995,000 to $1,729,000, principally reflecting decreased service and staff cost due to our move to an indirect sales model where alliance partners are the primary sales channel, as well as a significant reduction to write-off certain capitalized and purchased software. During 2002, we wrote off $133,000 of capitalized software that was deemed impaired because a major component of our software had been retired. We do not believe that the impact of the write-off of software will be significant to future operations because its latest product, Intarsia, has begun to gain market acceptance throughout 2003.

         Gross Profits

         As a result of changes to our cost structure, gross profit for the year ended December 31, 2003 was $644,000 or 42% of net sales compared to $778,000 or 31% of net sales in the same period one year earlier. Gross profit increased to $778,000 for the year ended December 31, 2002 from a loss of ($1,838,000) for the year ended December 31, 2001. The improvements were due principally to higher revenues and lower costs as personnel reductions were implemented during the periods as well as lower software amortization costs due to impairment write-offs previously taken.

         Operating Expenses

         Total operating expenses decreased to $3,341,000 in the year ended December 31, 2003 from $6,675,000 in the year ended December 31, 2002. The savings were a direct result of our aggressive cost control measures and savings from moving to an indirect sales model. We also recognized savings from $153,000 in legal fees payable that was forgiven by our former counsel in lieu of our consideration to resolve a potential conflict of interest. Total operating expenses decreased to $6,675,000 in 2002 from $7,638,000 in the year ended December 31, 2001 reflecting principally savings from staff reductions, offset by a charge to expense of $276,000 to settle a judgment against us by a former employee and $189,000 reflecting a stock bonus given to employees. Additionally, 2001 included a $475,000 write-off of a note receivable. Research and development costs increased by $844,000 due to the ceasing of capitalizing software development costs in 2001.

         Other Income (Expense)

         Other expenses in the year ended December 31, 2003 increased to $1,515,000 from $104,000 in 2002 primarily due to a $1,290,000 charge related to the non-cash convertible note discount accretion associated with the David Vey financing transactions in 2003.

         Other expenses decreased to ($104,000) in December 2002 from ($958,000) for the year ended December 31, 2001 principally reflecting lower debt financing costs.

         Non-Cash Transactions

            During January 2003 an agreement was reached with certain directors to satisfy a $211,000 liability for previously rendered services with 1,320,854 shares of our common stock, of which 568,906 were issued as of December 31, 2003; the balance of the remaining 751,948 shares were issued in January 2004. Also during January 2003, we issued 37,500 shares of our common stock to a vendor in lieu of a $6,000 cash payment.

         During the first quarter 2003, we issued to a third party as a finder's fee in lieu of cash fees, 1,610,000 warrants at a price of $0.40 per share and repriced a prior warrant to purchase 150,000 shares from $1.50 per share to $0.10 per share. In March 2004, 100,000 of these warrants were exercised.

         During the first quarter of 2003, we issued 212,789 shares of our common stock to third parties for services rendered in the amount of $37,000; 107,369 of these shares were issued to a former director for $19,500.

         During the second quarter of 2003, we issued 198,836 shares of our common stock to third parties for services rendered in the amount of $51,000; 53,770 of these shares were issued to a former director who retired in July 2003. We also issued common stock pursuant to our Employee 401(k) Plan, whereby certain contributions made by employees were matched by us. A total of 514,713 shares of common stock valued at $82,000 were issued as a matching contribution to the Employee 401(k) Plan.

         During the third quarter of 2003, we issued 248,229 shares of our common stock to third parties for services rendered in the amount of $55,000. We also issued 591,676 shares of our common stock in lieu of $158,000 in fees related to the litigation entered into by us as fully described under Legal Proceedings.

         During the fourth quarter of 2003, we issued an additional 170,044 shares of our common stock to third parties for services rendered in the amount of $33,000. We also issued 317,017 shares of common stock in lieu of $62,000 in fees related to the litigation entered into by us as fully described under Legal Proceedings. We also issued 351,708 shares of our common stock in lieu of a $70,000 cash payment on a note payable to a former director.


LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2003, cash and cash equivalents increased to $59,000 compared to the December 31, 2002 amount of $0. For the year ended December 31, 2003, the cash flows from operating activities resulted in a net use of cash of $2,216,000 compared to the December 31, 2002 net use of cash of $3,185,000. This use of cash was primarily due to the reduction of accounts payable and accrued expenses. For the year ended December 31, 2002, the cash flows used in operating activities resulted in a net use of cash of $3,185,000 compared to the year ended December 31, 2001 amount of $4,663,000. The decrease in use of cash for operating activities in 2002 was primarily due to savings from reductions in force and other operating expenses.

         The cash flows from investing activities during the year ended December 31, 2003 resulted in a net use of cash of $6,000 to fund the purchase of equipment. For the year ended December 31, 2002 the cash flows from investing activities resulted in a net use of cash of $0 compared to the year ended December 31, 2001 amount of $1,698,000. The use of cash in 2002 decreased $1,698,000 principally because we did not capitalize any software development costs during 2002.

         For the year ended December 31, 2003, the cash flows from financing activities resulted in net cash provided by financing activities of $2,281,000. The principal increase in cash was due to proceeds from the issuance of our common stock and convertible notes and the exercise of common stock warrants. For the year ended December 31, 2002, cash flows from financing activities provided $3,082,000 compared to the year ended December 31, 2001 amount of $4,275,000. The decrease in cash from financing activities in 2002 was due principally to lower proceeds from issuances of our common stock.

         Information with respect to sales of our securities are included as part of our financing activities during this period and is included in the Notes to Consolidated Financial Statements contained herein.

         We believe that if we can generate funds from operations and additional sales of securities, such funds will be sufficient to meet our working capital requirements for the next twelve months. Funding for current needs or those in the foreseeable future may not be available. These factors raise substantial doubt about our ability to continue as a going concern. Our plans include expanding the sale and acceptance of our current and future strategic partnerships; targeting new application solutions; and seeking additional debt or equity financing in addition to aggressive cost containment measures.

OBLIGATIONS AND COMMITMENTS

         We have various short term (within 12 months) and long term (greater than 12 months) contractual and trade obligations. The table below summarizes the timing of such obligations as of December 31, 2003:

                                                           Payments Due by Period (in thousands)
                                                   -----------------------------------------------------------
                                                            Less than 1                        3-5          +5
                                                    Total          year     1-3 years        years       years
                                                   ------   -----------     ---------       ------       -----
       Accounts Payable & Other Accrued
       Liabilities                                 $1,090          $950           140            -           -
       Promissory Notes - Vey                       1,000           250           328          422           -
       Long Term Debt                                 999             -           999            -           -
       Operating/Capital Lease Obligations             20            20             -            -           -
       Building Leases                                179            86            93            -           -
                                                   ------        ------        ------       ------       -----
       TOTAL                                       $3,288        $1,306        $1,560       $  422       $   -
                                                   ======        ======        ======       ======       =====

         o This table assumes that short-term convertible debentures outstanding of $620 as of March 25, 2004, due between June 2004 and December 2004, will be converted into 2,699,219 shares of our common stock. The holder has the option of either a cash payment or share conversion.

         In June 2000, we entered into a contract with a software vendor to incorporate a component of that vendor's software into Intarsia. By April 2001, management determined that the project had become infeasible due to the lack of support by the vendor and its unwillingness to meet certain contract commitments. We notified the vendor of our concerns on several occasions and ultimately delivered a notice of breach to the vendor in 2001, as required for the termination of the underlying contract. As the vendor failed to respond or cure the breach within the time permitted under the agreement, we consider the contract to be terminated in accordance with its terms and we have concluded that it is not appropriate to continue to accrue certain minimum payments under the contract. Management's assessment is that we have a meritorious defense against any vendor claim in this regard. Should the dispute end unfavorably, it would result in minimum royalty payments of $2,850,000. These amounts are not included in the above table.

INFLATION

         Although there can be no assurance that our business will not be affected by inflation in the future, we believe inflation did not have a material effect on our results of operations or financial condition during the periods presented herein.

FINANCIAL RISK MANAGEMENT

         We invest our cash in variable rate money market securities, which are not subject to interest rate or market risk. From time to time we also have issued fixed-rate debt and preferred stock, which is convertible into our common stock at a predetermined conversion price. Convertible debt has characteristics that give rise to both interest-rate risk and market risk because the fair value of the convertible security is affected by both the current interest-rate environment and the price of the underlying common stock. For the years ended December 31, 2003, 2002 and 2001, our convertible debt, on an if-converted basis, was not dilutive and, as a result, had no impact on our net income per share assuming dilution. In future periods, the debt may be converted, or the application of the if-converted method of calculating earnings per share may result in additional shares outstanding in the diluted share count, resulting in net income per share assuming dilution would be reduced. See Notes 5 and 6 to the financial statements for additional information with respect to our convertible debentures and convertible preferred stock.

         RECENT ACCOUNTING PRONOUNCEMENTS

         We adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 had no effect on our financial statement presentation for the year ended December 31, 2003.

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which provides guidance for entities that voluntarily change from the intrinsic value method of accounting for stock based compensation under APB 25 to the fair value method of accounting under SFAS No. 123. Additional disclosures are required under SFAS No. 148 on both an annual and interim basis.

         Effective January 1, 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143") SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Adoption of SFAS No. 143 had no effect on our consolidated financial position, consolidated results of operations, or liquidity.

         Effective January 1, 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146") SFAS No. 146 addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and with exit and restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 supercedes EITF No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. SFAS No. 146 also establishes a fair value objective for initial measurement of the liability. SFAS No. 146 will be applied prospectively to exit or disposal activities initiated after December 31, 2002.

         Effective July 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 addresses the standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity that have been presented either entirely as equity or between the liabilities section and equity section of the statement of financial position. Adoption of SFAS No. 150 had no effect on our financial statement presentation for the year ended December 31, 2003.

         In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN
46). This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. We are required to perform this assessment by March 31, 2004 and consolidate any variable interest entities for which it will absorb a majority of the entities' expected losses or receive a majority of the expected residual gains. Management has performed this assessment, and is not aware of any variable interest entity that we may be required to consolidate.

                                    BUSINESS

OVERVIEW

          We were incorporated in 1992 as Scan Graphics, Inc. and changed our name to SEDONA Corporation in 1999. We are a software application and services provider that develops and markets web-based Customer Relationship Management
(CRM) solutions to small to mid-sized businesses (SMBs). We believe our CRM application solution, Intarsia(TM), enables SMBs to increase the profitability of their customer portfolio to boost profits and shareholder value.

         During the third quarter of 1999, our Board of Directors decided to sell two divisions that were not part of our realigned strategy of focusing on the development of its Internet-based software products.

           In July 1999, the assets of Technology Resource Center were sold and in September 1999, the sale of Tangent Imaging Systems operation was completed. With the realignment of operations completed, we were then able to focus all efforts on the business of providing SMBs with web-based CRM application and service solutions. This is the only business segment from which we generate revenues.

         To expedite our plan of delivering CRM to our target market, in April 2000, we announced our acquisition of the Customer Information Management System
(CIMS) business unit from Acxiom Corporation. The CIMS business developed, marketed, serviced and supported CRM systems, focusing principally on financial services markets.

         Since the completion of the CIMS transaction, we have continued to enhance our offerings with several major product milestones achieved.

         o In October 2000, we delivered the first version of our customer relationship application solution, Intarsia, which provided a comprehensive set of components, including a customizable portal, profitability management, campaign management and support for wireless devices.

         o In November 2001, we announced availability of Intarsia version 3.2, which provided users new features to create and distribute reports throughout the enterprise. It also provided increased functionality in household management, as well as extended the platforms on which it operated to the IBM eServer xSeries family.

         o In December 2002, we announced the availability of Intarsia version 4.0, which, among many new features, delivered support for international markets by providing multiple-language and multiple-currency capabilities.

         o In December 2003, we released a new version of Intarsia, which delivered multiple lines-of-business (across multiple vertical markets) support, a new agency management component, and significant enhancements to the update manager, point of service, report manager and campaign manager components of the product.

DESCRIPTION OF BUSINESS STRATEGY

         We believe that the key to selling CRM successfully and profitably to SMBs is finding a solution that not only meets the organizations' unique industry, business, and budget requirements, but also provides them with proven technology that can be cost effectively integrated into their business. When these needs are met, SMBs can rapidly achieve a positive return on their CRM investment.

         Targeting SMB's with a highly verticalized CRM application solution

         We targeted SMB as the first vertical market to introduce our CRM application solution. We believe that the SMB market represents the largest and fastest growing opportunity for CRM applications solutions as businesses place increasing emphasis on effectively managing the relationship of, and interaction with, their customers. This market, characterized by businesses with less than $250 million in revenue and 500 employees, presents, in our view, the greatest opportunity for CRM providers as the large-sized business (LB) market is saturated with CRM deployments.

         According to Aberdeen Group's Worldwide CRM Spending: Forecast 2002-2006 research report, the CRM spending in the LB market is expected to grow at a 2002-2006 compound annual growth rate of 4.0% compared to a much faster growth in the SMB market as indicated in the table below.

      ------------------------------- ----------------------- ----------------------- ---------------------
           NUMBER OF EMPLOYEES          2002 CRM SPENDING       2006 CRM SPENDING             CAGR
      ------------------------------- ----------------------- ----------------------- ---------------------
                 1 to 19                      $577M                   $794M                   9.3%
      ------------------------------- ----------------------- ----------------------- ---------------------
                20 to 499                     $1.28B                  $1.8B                   8.9%
      ------------------------------- ----------------------- ----------------------- ---------------------

         As a significant segment of the overall SMB market, small and mid-sized financial services organizations, represented by community and regional banks, credit unions, savings and loans, brokerage firms and insurance companies and agencies, have identified CRM as a strategic initiative to improve the customer retention and profitability rates in a marketplace dominated by large national and international companies with greater resources, services and advertising power.

         Aberdeen Group, in the same report projects that the CRM spending in the financial services market, will represent 18.8% of the overall CRM spending over the next three years.

                --------------------------------------- -----------------------------
                           VERTICAL MARKET                   % OF CRM SPENDING
                --------------------------------------- -----------------------------
                            Manufacturing                          25.4%
                --------------------------------------- -----------------------------
                          Financial Services                       18.8%
                --------------------------------------- -----------------------------
                       Retail and Distribution                     13.6%
                --------------------------------------- -----------------------------
                          Business Services                         7.1%
                --------------------------------------- -----------------------------
                       Government and Education                     6.7%
                --------------------------------------- -----------------------------
                     Transportation and Utilities                   6.4%
                --------------------------------------- -----------------------------
                              Healthcare                            5.6%
                --------------------------------------- -----------------------------
                        Information Technology                      5.5%
                --------------------------------------- -----------------------------
                          Telecommunications                        4.7%
                --------------------------------------- -----------------------------
                                Others                              6.2%
                --------------------------------------- -----------------------------

         Unlike most traditional, general-purpose CRM applications, Intarsia, is a vertical CRM application solution specifically designed and priced to meet the needs of SMBs with multiple lines-of-business across several vertical industries. Intarsia provides small to mid-sized financial services organizations with a complete and accurate view of their customers' relationships and interactions. This enables them to gain knowledge about their customers' preferences, needs and characteristics and build the appropriate strategies to more effectively target the right products to the right people at the right time. We believe that Intarsia provides those organizations with the ability to effectively identify, acquire, foster and maintain loyal, profitable customers.

         Intarsia is an ideal solution for community and regional banks, credit unions, and insurance companies and agencies to maximize profits through effective customer relationship management, but who lack the resources required to develop, implement and maintain a CRM program on their own.

         Marketing our proprietary solution to target markets through an indirect sales distribution channel

         As part of our efforts to cost effectively capture a major share of the SMB market, we have adopted an indirect distribution channel strategy. Through a multiple sales distribution channel and innovative marketing programs, we hope to garner awareness and market leadership.

          In this regard we have successfully signed OEM and reseller agreements with several leading software and services providers for the financial services market. We continue to work to broaden our distribution channels and to expand our market penetration within financial services and into new verticals, both domestically and internationally.

         Under the agreements with our current distribution partners we are paid royalty fees for every sale of our technology, whether as a component of our partner's total solution or as a standalone offering. We also collect additional royalties for every customer maintenance contract for using our technology, as a component of our partner's total solution or as a standalone offering.

         We have also established partnerships with a number of proven business and technical consulting services providers such as Paragon Consulting. These partnerships provide our distribution partners and their customers' deep industry knowledge and expertise to assure a successful implementation of their Intarsia-based CRM solutions.

         As recognition of our CRM solution, in February 2001, we were awarded by IBM Corporation, an Advanced Business Partner Designation in the IBM PartnerWorld Program for Developers. This important status provides us with additional opportunities to expand business partnerships through the IBM channels. This relationship has already enabled us to start working with IBM's channel partners such as Sanchez, Fiserv and AIG.

         Removing the Barriers to Purchasing and Maintaining a CRM System

          In-house application hosting is a licensing and implementation model that provides SMBs with a fully integrated system. It includes all the software, hardware and services required for the deployment of a comprehensive, internet-based enterprise business application, which resides at their own site, for an affordable, fixed monthly fee.

         In-house application hosting is a viable alternative to the purchase and ASP models because it is so cost effective. It is especially attractive for SMBs that lack the financial resources and IT infrastructure to deploy an on-site enterprise business application such as CRM.

         The in-house application hosting model is an extremely valuable solution for all our current and future OEM and reseller partners because it:

         o  Shortens the sales cycle by greatly reducing the financial barriers
            - software, hardware and `peopleware' costs - and the resource requirements on a customer's existing IT organization:

         o Builds a rapidly recurring revenue stream, as the solution can immediately be made available to an existing customer base with a low monthly fee to stimulate volume deployment:

         o Generates new revenue opportunities through the up-sell of new integration and training services as well as software upgrades: and

         o Results in achieving a positive return on investment more rapidly than traditional software licensing. The immediate availability of the application enables organizations to capitalize on its benefits right away.

         The complete solution achieved by branding and integrating our Intarsia technology into our partners' core business applications, combined with their marketing strength, broad distribution channels and strong reputation, provides SMBs with the opportunity to enjoy all the benefits of implementing an enterprise-wide CRM application.

         Staying in the forefront of CRM technology

         Intarsia provides SMBs with a CRM solution that is tightly integrated with their business processes and back-end systems. It enables them to optimize their return on customer relationships by personalizing the management and interaction with their customers and ensuring that their sales and marketing efforts are strategically managed towards increased company profitability.

         Exploiting the ubiquity of the Internet, Intarsia's comprehensive set of components provides SMBs with a robust set of marketing analytics and operational CRM capabilities necessary to;

         o Have a 360(degree) view of the customer by integrating the front, back, and mobile offices into one, comprehensive database of information about customers and prospects;

         o Analyze customer and prospect data enabling them to manage critical business performance such as profitability of customers (accounts, members and policy holders), personnel, households and products;

         o Measure the effectiveness of the organization's lead generation and marketing campaigns and ensure timely follow-up of referrals, customer requests, and sales leads;

         o Improve coordination and communication between SMBs and their customers, greatly enhancing the ability to deliver effective service and improve organizational productivity; and

         o Automate business processes that may be critical for the effective management and monitoring of the relationships and interactions with their customers.

         Intarsia seamlessly enhances the SMBs customer and prospect data with user demographics, behaviors, interests and preferences information provided by third-party content management suppliers. This enhanced data is then analyzed to create timely and precise information-on-demand. This information is then used by all of Intarsia's components in order to enable them to:

         o Create "look-a-like" models to identify prospects effectively that share the same characteristics as their best customers, increasing their ability to acquire new customers;

         o Help predict customer retention and make profitable cross-sell (next best product) recommendations; and

         o Develop personalized sales, marketing and services programs aimed at retaining their most profitable customers and turn unprofitable customers into profitable ones.

         All this functionality is available to Intarsia users via a standard web browser, over a wireline or wireless network, enabling both front- and back-office personnel to have consistent and timely information about customers and prospects. With mobile device usage on the rise, this capability will be increasingly critical as users become less tethered to an office location and travel or conduct face-to-face customer meetings outside their offices.

         Focusing on company's bottom line results

         We are committed to providing high returns to both our distribution partners and to our shareholders. Every investment in new products, markets and personnel must provide a measurable return of investment and provide a clear path to achieve profitability.

         Research & Development

         The main strategy of our research and development activities is to provide high-quality, high-value products and support services in a consistent and predictable manner as follows:

         Promote and cultivate a culture of team-based development:

         The research and development organization is structured into small teams of developers, responsible for the design, development and unit testing of each component of the Intarsia application solution. Each project team also provides technical assistance to the system integration group.

         Implement a state-of-the-art software development process:

          We have adopted the Base Level Integration Plan software development methodology, which has been designed to promote an interactive and predictable process for the development, unit and system integration testing and delivery of products. This methodology breaks the development of sophisticated products into four, pre-defined cycles per year resulting in two major product releases on May 1 and November 1 of each year. It also allows us to react quickly to business and technical changes generated by the marketplace and/or new customer requirements.

         Base levels serve as the fundamental planning and execution process that drives the engineering activities for that time period, including the maintenance of existing products and releases, training and education requirements, as well as new product development. This process operates in the context of a development organization where there is a set of small project teams cooperating to build a large, complex software product.

         Research and development expenses were $878,000, $1,227,000, and $383,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

         Trademarks and Copyrights

         We strongly believe in copyrighting and trademarking our products and services. We have a service mark for a logo design, which was registered with the United States Patent and Trademark Office (USPTO) on July 23, 2002, and a second service mark for the word mark "SEDONA" that was registered with the USPTO on March 24, 2003.

         We also filed an application for federal registration of the word mark "INTARSIA" with the USPTO. This application was filed on March 8, 2000 and was published for opposition on September 4, 2001. Following this publication, we received a Notice of Opposition on January 17, 2002 from the Intarsia Corporation that opposed our "INTARSIA" mark for "computer software that tracks and organizes customer and prospective customer data and organizes marketing information, for use in customer relationship management." Subsequently Intarsia Corporation agreed to accept a co-existence agreement for the mark. We have the exclusive right to use the "Intarsia" trademark in connection with our services, as recited in the registration thereof.

         Customers

         As of December 2002, we sold our existing customer base to Fiserv Customer Contact Solutions, allowing us to focus on our indirect business model and providing users of Intarsia with Fiserv's resources to support and grow the Intarsia product line.

         Five alliance partners accounted for ninety-six percent of sales in 2003. Two alliance partners accounted for fifty-two percent of sales in 2002 and no single customer accounted for more than ten percent of sales in 2001.

         Backlog

         Revenue backlog consists of unfulfilled purchase contracts; service contracts such as those entered into with application service customers, as well as deferred revenues, primarily for advanced royalties and maintenance contracts where revenues are recognized ratably over the life of the contract. As of December 31, 2003, we had a revenue backlog of $323,000, substantially all of which is expected to be recognized as revenue in 2004.

         Competition

         The CRM market has offerings from providers that focus on sales force automation, call center management, contact management and other components that address certain aspects of the management of customer relationships. Our offering is unique in that it combines a completely tailored CRM application solution for the SMB market with a knowledgeable and experienced sales and marketing distribution channel provided by our partners. Our OEM and reseller agreements with leading solution providers for the SMB market enable us to leverage their marketing strength, broad distribution channels and strong reputation. These strategic partnerships provide us with a significant revenue opportunity and strengthen our competitive position.

         Our primary competitors are John Harland Company, Harte-Hanks and Centrax Group. Harland has historically been primarily a provider of checks and other financial forms to financial institutions. Harte-Hanks is primarily focused on CRM and Internet marketing of response management in many different market areas. Centrax is a private vendor primarily focused on low cost solutions in the financial services business. We believe that we maintain superior product capabilities that provide a fully integrated, robust CRM solution in contrast to the technologies of our principal competitors. Also, CRM is our only business and our focus on the SMB market enables us to maintain a strong reputation in that market.

         Because competitors can easily penetrate the software market, we anticipate additional competition from other established and new companies as the markets for CRM applications continue to develop. In addition, current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties. Large software companies may acquire or establish alliances with our smaller competitors. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire a significant market share. We expect that the software industry will continue to consolidate.

         Increased competition may result from acquisitions of other customer relationship management vendors. The results of increased competition, including price reductions of our products, and reduction of market share, could materially and adversely affect our business, operating results and financial condition. In several of our targeted vertical markets, we believe there is a trend by competitors toward securing market share at the expense of profitability. This trend could have an impact on the mode and success of our ongoing business in these segments.

         We believe that the most important competitive factor, which enables us to differentiate from the competition, is our focus on delivering a specifically tailored CRM solution to the SMB market through a number of leading-edge core processor providers. Because the core processor providers are responsible for the SMB's mission-critical business applications, they have all the information required to make the implementation of a CRM solution viable. Using the core processor providers as a sales, marketing and distribution channel considerably improves our opportunity to establish ourselves as a leading provider of CRM application software and services as those organizations create a formidable barrier for other CRM providers to enter the market. There are additional core processing providers that we are seeking to establish partnerships with and we anticipate expanding our leadership in the market this way.

         We further believe we are in a position for sustainable leadership and business success based on the following factors:

         o Management - We have many years of management-level experience dealing with the SMB and software markets and have also established processes to ensure that we can effectively deliver quality software on time;

         o Market leadership - We have established leadership in our market sector and believe that we have set the benchmark for others to follow; and

         o Technical - We have a very advanced product and knowledge base within our engineering group.

         Employees

         As of April 27, 2004, we had 16 full-time employees. None of these employees are covered by a collective bargaining agreement. We believe that our employee relations are good.

         Facilities

         In January 2003 we entered into a lease for space at 1003 West 9th Avenue, Second Floor, King of Prussia, Pennsylvania, 19406. The lease is for 3,403 square feet and extends until December 31, 2005 at an annual base rate of $68,000 plus a yearly escalation charge of three percent. In April 2004, we added 867 square feet of space to our King of Prussia office. The lease will extend through December 31, 2005 at an annual rate of $15,000 plus a yearly escalation charge of three percent. The King of Prussia office serves as our corporate office.

         In November 2003, we entered into a lease for a 630 square foot facility in Plymouth, Minnesota. The lease term is two years and two months, at a base annual rate of $5,000 plus a yearly escalation charge of three percent.

         Management believes that the current facilities are adequate for the foreseeable future.

         Legal Proceedings

         In June 2000, we entered into a contract with a software vendor to incorporate a component of that vendor's software into Intarsia. By April 2001, we determined that the project had become infeasible due to the lack of support by the vendor and its unwillingness to meet certain contract commitments. We notified the vendor of our concerns on several occasions and ultimately delivered a notice of breach to the vendor in 2001, as required for the termination of the underlying contract. As the vendor failed to respond or cure the breach within the time permitted under the agreement, we consider the contract to be terminated in accordance with its terms and we have concluded that it is not appropriate to continue to accrue certain minimum payments under the contract.

         On May 5, 2003, we filed a civil action lawsuit against numerous defendants in the United States District Court for the Southern District of New York seeking damages in the complaint for allegedly participating in the manipulation of our common stock, fraud, misrepresentation, failure to exercise fiduciary responsibility, failure to adhere to SEC trading rules and regulations, tortuous interference, conspiracy and other actions set forth in the complaint. As this is an on-going action, no adjustments have been made to the financial statements related to this matter.

         In January 2004, we notified one of our consultants, Hunter A. Carr, that he had not performed his required duties noted therein, and is in default of the contracts. We are in the process of trying to resolve the dispute and have suspended payments to the consultant starting in December 2003, pending satisfactory resolution of the matter. Per the agreements, we were obligated to pay $14,910 per month under a litigation support agreement and $6,900 per month under a database participation agreement.

         No actions other than matters involved in the ordinary course of business are currently known by us and such other matters are believed not to have material significance.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

         The following table presents the names and positions of the persons who serve as our directors, executive officers and key employees, their ages as of April 27, 2004 and the length of time they have served in such positions:

          -------------------------- ------- --------------------------------------------------------------- --------
          Name                       Age     Position                                                        Since
          -------------------------- ------- --------------------------------------------------------------- --------
          David R. Vey               51      Chairman of the Board                                           2003

          Marco A. Emrich            51      President, Chief Executive Officer, and Director                1999

          Victoria V. Looney         46      Director                                                        2003

          Jack Pellicci              65      Director                                                        1996

          James C. Sargent           88      Director                                                        1992

          Robert M. Shapiro          58      Director                                                        1998

          Alyssa S. Dver             39      Vice President, Chief Marketing Officer                         2000

          Anita M. Primo             36      Vice President, Chief Financial Officer and Corporate           2003
                                             Secretary

          Timothy A. Rimlinger       40      Vice President, Chief Technology Officer                        2000
          -------------------------- ------- --------------------------------------------------------------- --------

         All directors hold office until the next Annual Meeting of the Shareholders of the Company and until their successors are duly elected and qualified.

         All officers serve at the discretion of the Board of Directors subject to the terms of their employment agreements.

         Mr. James C. Sargent is the Chairman of the Audit Committee and serves as the Audit Committee's financial expert, as such term is defined in the Rules and Regulations of the Securities and Exchange Commission. Ms. Looney and Mr. Shapiro also serve on the Committee.

         The business experience, principal occupation and employment of our directors, executive officers and key employees have been as follows:

         David R. Vey has served as Chairman of the Board since May 2003 and has been a Director since March 2003. Mr. Vey founded Vey Development, Inc. a privately held residential and commercial real estate development company, with primary real estate holdings in Louisiana and California, and has served as President since 1983. Mr. Vey holds a Bachelor of Arts, Landscape Architecture and a Bachelor of Science, Forest Management from Louisiana State University.

         Marco A. Emrich has served as Chief Executive Officer and President since September 1999. He has over 20 years of software industry experience. From 1998 to 1999, he served as President and CEO of Cambridge-based e-commerce application service provider Empresa Inc. Prior to joining Empresa Inc., Mr. Emrich was President, CEO and Chairman of CenterLine Software, Inc., where he created and launched a web-based application that enables businesses to monitor, manage and report on network-centric or multi-tier distributed business applications. Prior to CenterLine, he held positions as Senior Director of Cincom Systems, Inc.'s Advanced Technology Group and Manager of NAS Information Network Technology Group at Digital Equipment Corporation. Mr. Emrich holds a Bachelor's degree in Electrical Engineering with specialization in Systems Engineering from Pontifical Catholic University of Rio De Janeiro, Brazil.

         Victoria V. Looney has served as a Director since March 2003. Ms. Looney co-founded ACEncrypt, LLC, a privately-held technology solutions marketing firm providing expert security solutions software and hardware applications, consulting services and support to Corporate and Government approved buyers. She has served as President of ACEncrypt Solutions since 2001. Prior to founding ACEncrypt, Ms. Looney was Vice President of Sales at GroupSystems.com from 1999 to 2001 and earlier held positions with IDCertify, as Vice President of Business Development, from 1998 to 1999. She also served as Vice President of Sales & Marketing from 1997 to 1998 for Dakotah Direct (a unit of Genesis Teleserv Corporation.) Ms. Looney is a graduate of the American University in Washington, DC where she received Baccalaureate in International Studies. Mr. Vey appointed Ms. Looney to the Board, pursuant to our financing agreement with Mr. Vey, in which he is entitled to appoint up to 30% of the members of the Board of Directors within 90 days of March 8, 2003. Ms. Looney is the sister of the Chairman of the Board, Mr. David Vey.

         Jack A. Pellicci has served as a Director since 1996; Mr. Pellicci is Group Vice President of Business Development, for Oracle's Government, Education and Health Industries, where he leads the Business Development Group for Oracle's Federal and State/Local Governments, Education, Health and Aerospace/Defense Industries. Prior to joining Oracle in 1992, Mr. Pellicci retired as a Brigadier General with 30 years in the U.S. Army, where he was the Commanding General of the Personnel Information Systems Command. Mr. Pellicci is a member of the Board of Directors of the Open Geospatial Consortium (OGC), a worldwide organization leading the initiative for interoperability of geospatial information and location-based services. He also serves as a Director on the Board of the Fairfax County Chamber of Commerce, the United Services Organization (USO) of Metropolitan Washington, and serves on the External Research Advisory Committee for the University of Texas at Dallas and the Homeland Security Institute Advisory Board at Purdue University. He currently serves as a Corporate Fellow for the National Governors Association, and is a Fellow with the Council on Excellence in Government and serves as a member of the council's CIO-SAGE Program. He is a graduate of the U.S. Military Academy at West Point with a Bachelor of Engineering degree, and received a Master of Mechanical Engineering degree from Georgia Institute of Technology.

         James C. Sargent has served as a Director since 1992. Mr. Sargent was counsel to the law firm of Opton, Handler, Gottlieb, Fieler & Katz, and was counsel to Abel Noser Corporation, a member of the New York Stock Exchange. He was previously a partner and counsel to Whitman Breed Abbott & Morgan, LLP, now Winston and Strawn. He served as New York Regional Administrator from 1955 to 1956, and Commissioner of the Securities and Exchange Commission from 1956 to 1960. He received his BA and LLB degrees from the University of Virginia.

         Robert M. Shapiro has served as a Director since 1998. Mr. Shapiro is currently Team Leader for Keller Williams Real Estate. From 1999 to 2002, he served as Vice President of Global Sales and Business Development for Autoweb.com, a major online automotive retailer. From 1995 to 1999, Mr. Shapiro was Senior Vice President of R. L. Polk & Company, a privately owned $400 million global information services company, where he directed worldwide marketing, product management, and business development activities for all software products sold to the transportation, insurance, finance, retail, fundraising, and publishing industries. Prior to joining R. L. Polk, Mr. Shapiro was Senior Vice President, Commercial Marketing for Prodigy, where he created the first commercially viable interactive service including product positioning and branding. He is noted as a pioneer in building online business-to-consumer commercial sites. Mr. Shapiro served on the Board of Directors of Blackburn Polk Marketing Services of Canada, and Carfax, USA. He received his BA degree from the University of San Diego in 1967.

         Alyssa S. Dver has served as Vice President and Chief Marketing Officer since April 2000. Prior to joining us, she founded Lead Factory, Inc., a Massachusetts-based start-up company for web-based lead tracking solutions, from January 2000 to February 2002. Prior to founding Lead Factory, Inc., Ms. Dver was Vice President of Marketing and Customer Care for Empresa, Inc from November 1998 to September 1999. Empresa delivers electronic commerce solutions for financial services and e-tailing organizations.

         Anita M. Primo has served as Chief Financial Officer since December 2003. She also serves as Corporate Secretary since July 2003. Ms. Primo previously served as Controller since December 2000. Prior to joining us, Ms. Primo was Vice President of Finance and Administration for the Zoological Society of Philadelphia from 1998 to 2000. She also served as Controller and Treasurer for Action Manufacturing, a major manufacturer of precision ordnance products for the U.S. Government, U.S. approved foreign governments and numerous domestic and international commercial firms from 1989 to 1998.

         Timothy A. Rimlinger has served as Vice President of Engineering since July 2000 and Chief Technology Officer since December 2003. Mr. Rimlinger is responsible for the design, implementation and delivery for all of our products. Previously, he served as Director of Technology Development since joining the company in January 1996. Before joining us, he was Senior Development Engineer at Lockheed Martin from 1985 to 1996.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors has a Compensation Committee, Audit Committee, Executive Committee and a Nominating Committee.

         Our Compensation Committee consists of Ms. Victoria Looney (Chair), Mr. Jack Pellicci, and Mr. Robert Shapiro, and is responsible for developing and executing plans for the compensation of the executive officers, including our CEO. Additionally, the Compensation Committee has administered our 2000 Incentive Stock Option Plan (the "2000 Plan"), including the determination, subject to the 2000 Plan's provisions, of the individuals eligible to receive awards, the individuals to whom awards should be granted, the nature of the awards to be granted, the number of awards to be granted, the exercise price, vesting schedule, term, and all other conditions and terms of the awards to be granted. This committee met once during 2003.

         Our Audit Committee consists of Mr. James Sargent (Chair), Mr. Robert Shapiro and Ms. Victoria Looney. The committee meets with our independent auditors to review the scope and results of auditing procedures and our accounting procedures and controls. This committee met nine times in 2003. On August 29, 2003, the committee appointed a new independent accountant, McGladrey & Pullen, LLP, a member firm of RSM International, as its principal accountant to audit our financial statements beginning with the year ended December 31, 2003. All of the Audit Committee members are independent directors.

         Our Executive Committee consists of Mr. David Vey (Chair), Mr. Jack Pellicci, and currently has one vacancy. The Executive Committee's scope of responsibilities has been expanded by the recent consolidation of the former Strategic Direction and Finance Committees into the Executive Committee. The Executive Committee did not meet during 2003.

         Our Nominating Committee consists of Mr. Jack Pellicci (Chair), Mr. Marco Emrich and Mr. David Vey. The function of the Nominating Committee is to establish criteria for selecting candidates for nomination to the Board of Directors; actively seeking candidates to meet those criteria; and making recommendation to the Board of Directors of nominees to fill vacancies on, or as additions to, the Board of Directors. The Nominating Committee did not meet during 2003.

EXECUTIVE COMPENSATION

         The following table sets forth certain compensation information awarded to, earned by, or paid for services rendered to us and our subsidiaries in all capacities during the three years ended December 31, 2003, 2002, and 2001 for our President and Chief Executive Officer, who is the only executive officer whose salary and bonus for such years exceeded $100,000:

                                                                                  LONG TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                  SECURITIES
NAME AND PRINCIPAL           FISCAL      ANNUAL COMPENSATION    OTHER ANNUAL      UNDERLYING          ALL OTHER
POSITION                      YEAR        SALARY      BONUS     COMPENSATION   OPTIONS/WARRANTS      COMPENSATION
--------                     -----       --------    -------    ------------   ----------------      ------------
Marco A. Emrich............   2003       $230,353        $0         $0                 0               $13,240*
     President and Chief      2002        191,682         0          0                 0                   0
     Executive Officer        2001        216,923    45,250          0              652,500                0

------------------------------------------
* Compensation of $13,240 was paid by the issuance of 77,885 restricted shares of our common stock. The restrictions were removed effective April 1, 2003.

STOCK PURCHASE OPPORTUNITIES

         Option Grants

The following sets forth information with respect to the named executive officer concerning individual grants of stock purchase opportunities made during the year ended December 31, 2003. Marco A. Emrich, President and CEO was not granted any stock purchase opportunities during the year ended December 31, 2003.

         Options Exercised and Unexercised

         The following table sets forth information with respect to the named executive officer concerning the exercise of options for the ended December 31, 2003 and the unexercised options held as of December 31, 2003.

                                  AGGREGATE OPTION/WARRANT EXERCISES IN LAST YEAR
                                             AND YEAR END OPTION VALUE


                                                         NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED               IN-THE-MONEY
                            SHARES                     OPTIONS AND WARRANTS AT                OPTIONS AT
                                                          DECEMBER 31, 2003               DECEMBER 31, 2003
                        ACQUIRED ON      VALUE       ----------------------------    ---------------------------
NAME                      EXERCISE      REALIZED     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                      ---------     ---------    -----------    -------------    -----------    -------------
Marco A. Emrich               0             0         1,377,500           0               0                0

COMPENSATION OF DIRECTORS

         Under our 1992 Long-Term Incentive Plan, on the first business day of January 1998 and on the first business day of January in each succeeding year through January 2001, each of our non-employee directors received a grant of an option to purchase shares of our common stock at the then-current fair market value, as determined in accordance with the 1992 Plan, as follows: an option to purchase 15,000 shares of our common stock for service on our Board of Directors during the preceding year, plus an option to purchase 2,500 shares of our common stock for serving as the Chairman of the Board of Directors or Chairman of a committee of the Board of Directors during the preceding year. If, however, a director became eligible for an option grant after the first regularly scheduled meeting of our Board of Directors during any calendar year, the Compensation Committee of our Board of Directors determined the size of such option grant by multiplying 15,000 shares (and/or 2,500 shares) by a fraction which was determined by dividing the number of regularly scheduled Board of Directors meetings remaining in the calendar year by six.

         In addition, under the terms of the 1992 Plan, any new director elected to the Board of Directors was granted an option to purchase 25,000 shares of our common stock at the then-current fair market value. The shares underlying these options were to vest at the rate of 5,000 shares per year for five years, commencing on the first anniversary date of his election to the Board of Directors and on each subsequent anniversary thereafter.

         Furthermore, commencing in 1998, on or before January 31 in each year, each of our non-employee directors would receive an annual retainer of $5,000 as cash compensation for his services as a director for the preceding year. Also, each of our non-employee directors would receive $500 for attendance at each Board of Directors and committee meeting, with multiple meetings held on the same day to count as one. For services to the Board in 2001, Directors received common stock in lieu of cash compensation, as authorized by the Board in March 2002.

         Certain revisions to non-employee director compensation were made in 2002. Under our 2000 Incentive Stock Option Plan, each of our non-employee directors, on the first business day of January of 2002 and on the first business day of January in each succeeding year, shall receive as compensation for service to the Board of Directors, a grant of an option to purchase our common stock, at the then current fair market value, as determined in accordance with the Plan, as follows: a 30,000 share option grant for service to the Board of Directors during the preceding year; plus, a 5,000 share option grant for serving as the Chairman of the Board of Directors or a committee of the Board of Directors during the preceding year. If, however, an Eligible Director shall become eligible for an option grant after the first regularly scheduled meeting to the Board of Directors during any calendar year, the Compensation Committee shall determine the size of such option grant by multiplying 30,000 shares (and/or 5,000 shares) by a fraction which is determined by dividing the number of regularly scheduled Board of Directors meetings remaining in the calendar year by four. The non-employee directors were issued the following option grants in January 2003 for service to our Board of Directors in 2002: Mr. Pellicci and Mr. Sargent, 35,000 shares; Mr. Shapiro, 30,000 shares.

         In addition, any new director elected to our Board of Directors will be granted an option to purchase 50,000 shares of our common stock, at the then current fair market value. The option was adjusted from 25,000 shares by action of the Board in March 2002. The shares underlying this option will vest at the rate of 10,000 shares per year for five years, on the anniversary date of the new director's election to our Board of Directors. In February 2003, Ms. Looney was granted options to purchase 50,000 shares of our common stock. In March 2003, Mr. Vey was also granted options to purchase 50,000 shares of our common stock.

         If unexercised, each option shall expire on the tenth anniversary of the date of grant and shall vest and become fully exercisable upon grant, with the exception that the new director options shall vest over five years. Once vested, options shall remain fully exercisable until the earlier of: (i) the expiration of their ten-year term; (ii) three years following the optionee's separation from Board of Directors service for any reason; or (iii) one year following the death of the optionee.

         In March 2002, the Board increased the annual retainer to be paid to each of our non-employee directors, beginning in January 2003 and thereafter, from $5,000 to $10,000 as cash compensation for such director's services for the preceding year. At the same time, the Board increased the fee to be paid to each of our non-employee directors for attendance at Board of Directors and committee meetings for 2002 and thereafter from $500 to $750, with multiple meetings held on the same day to count as one. The amounts were subject to annual review and possible adjustment at the discretion of the Board of Directors. In addition, any Director's cash compensation obligations that may accrue would be paid in cash only if we are current in all of our cash obligations, or on a change of control, assuming that all current cash obligations had been met.

         By action of the Board on January 9, 2003, the non-employee directors' annual retainer fee for services to the Board in 2002 was reduced to its prior level of $5,000, and the fees to be paid to non-employee directors for each attendance at Board of Directors and committee meetings for 2002 and thereafter was reduced to its prior level of $500 per meeting.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

         Agreement with Mr. Emrich: On September 15, 1999, we entered into an employment agreement with Marco A. Emrich, our Chief Executive Officer and President. The agreement had a term of two years and three months. Pending renewal, Mr. Emrich continues to serve under the terms of this agreement with an annual base salary of $225,000. Mr. Emrich can also earn up to $100,000 annually in the form of cash bonus, subject to quarterly measurements. In addition, under the agreement, Mr. Emrich received 200,000 options and 175,000 warrants with an exercise price of $2.25, which will vest monthly over a four-year period. He also was granted 350,000 warrants with an exercise price of $2.25, which will vest monthly over a four-year period, and certain acceleration provisions based on stock price performance. In the event of "Change of Control", as defined in the employment agreement, within 12 months of the date of such Change of Control 33% of any unvested options and warrants will accelerate, and after 12 months of such date, 50% of any unvested options and warrants will accelerate. In July 2001, Mr. Emrich was granted 472,500 warrants with an exercise price of $1.03, which will vest based on the same schedule as the warrants listed above. Also in July 2001, Mr. Emrich received 180,000 options with an exercise price of $1.03, which will vest based on the same schedule as the options listed above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Our Compensation Committee consists of Ms. Looney, Mr. Pellicci, and Mr. Shapiro. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of or member of our Compensation Committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We entered into the following financing agreements to provide working capital with Mr. David R. Vey, Chairman of our Board of Directors as of April 27, 2004.

         In December 2002, Mr. Vey committed to fund a total of $1,420,000. The payments would be made available to us on various funding dates through March 2003. In December 2002, we received proceeds of $100,000 in the form a convertible debenture. In January 2003, we received proceeds of $820,000 in the form of $220,000 in convertible debentures and a $600,000 promissory note. The promissory note bears interest at a rate of 7% and matured on January 15, 2004. We may extend the maturity of the instrument for up to three additional years subject to required pay downs. The convertible debentures bear interest at rates ranging from 7% to 8% and are convertible at the option of Mr. Vey into 13,000,000 shares of our common stock. The debentures matured at various dates in December 2003 and January 2004. As of January 30, 2004, Mr. Vey elected to convert the above referenced debentures into 13,000,000 shares of our common stock, of which 3,000,000 shares were received upon conversion by December 31, 2003. Additionally, we received $500,000 in March 2003, in the form of a $400,000 promissory note and a $100,000 convertible debenture. These instruments have terms similar to those of the earlier investment, and mature in March 2004, subject to our option to extend for three additional years by making required pay downs. The March 2003 debenture is convertible into 10,000,000 shares of our common stock, and Mr. Vey converted the debenture in March 2004.

         From June 2003 through December 2003, we received $620,000 in proceeds and issued 8% convertible debentures. The debentures were issued for a one-year term and are convertible at the option of Mr. Vey at various dates from June 2004 to December 2004 into 2,699,219 shares of our common stock.

         In June 2003, Mr. Vey exercised a warrant to purchase 500,000 shares of our common stock at an exercise price of $0.35 per share providing $175,000 in proceeds.

         In January 2004, Mr. Vey purchased 212,766 shares of our common stock for $100,000 in a private placement transaction. He is also granted common stock warrants to purchase an additional 106,383 shares of our common stock at an exercise price of $0.70 per share.

         Mr. Vey was also entitled to appoint up to 30% of the members our Board of Directors within 90 days after the date of the financing arrangement in March 2003. Ms. Looney, who is the sister of David Vey, was appointed to the Board at the request of Mr. Vey.

         In September 2003, we sold a licensing agreement to ACEncrypt Solutions, LLC. The President of ACEncrypt Solutions LLC, Victoria Looney, is a member of our Board of Directors. David R. Vey, Chairman of the Board of Directors of SEDONA Corporation also has a financial interest in ACEncrypt Solutions. The total fee for the license agreement is $1,000,000 which includes delivery of the current version of Intarsia plus the cost of other contract defined milestones related to the development of derivative products for the healthcare market. We have recognized $475,000 of revenue from this transaction in the third quarter of 2003 related to sale of Intarsia, the balance of the contract has been deferred until delivery of the remaining milestones in accordance with SOP 97-2. We have also recognized $6,000 of services revenue related to maintenance services during the year. The balance of $19,000 has been deferred and will be amortized through 2004 as services are performed.

         In March 2002, we entered into an agreement to purchase substantially all of the assets of Lead Factory, Inc. for a combination of stock warrants and cash. Our Chief Marketing Officer, Alyssa Dver, founded Lead Factory. The terms of the sale included issuance of 100,000, ten-year warrants, at an exercise price of $0.72 per share upon the signing of the agreement. We also accrued $50,000 in royalties earned under the terms of this agreement during the third quarter of 2003. Lead Factory, a Boston-based company which designs, builds, and markets computer software and services to aid sales and marketing persons with customer prospecting, initially became a partner in 2000 when we acquired a 10% equity interest, which interest we had subsequently fully reserved. This purchase agreement supercedes all earlier agreements with Lead Factory.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth information regarding the beneficial ownership of our common stock as of April 27, 2004, prior to and after giving effect to this offering, with respect to: (i) Each person or group known to us who beneficially owns five percent or more of the outstanding shares of our common stock; (ii) Each director and named executive officer; (iii) Our executive officers and members of our Board of Directors as a group; and (iv) The selling shareholders. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

         Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding for the purpose of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

         Each selling shareholder will determine the number of shares of our common stock he or she sells pursuant to this offering. Because the selling shareholders may sell all, some or none of the shares of our common stock which they hold, and because the offering contemplated by this Prospectus is not currently being underwritten, we cannot estimate the number of shares of our common stock that will be held by the selling shareholders upon termination of the offering. The selling shareholders named in the table acquired their shares in various private placements between June 2003 and January 30, 2004 as described elsewhere in this prospectus.

                                # OF SHARES BENEFICIALLY OWNED PRIOR                    # AND % OF SHARES BENEFICIALLY
                                            TO OFFERING                 # OF SHARES           OWNED AFTER OFFERING
NAME OF BENEFICIAL HOLDER          NUMBER                PERCENTAGE     BEING OFFERED       NUMBER        PERCENTAGE
                               -------------          --------------- ----------------- --------------- ---------------
Milton Datsopoulos                  319,149      (1)           *          319,149                   0             *

William W. Rucks, IV              1,575,798      (2)           *        1,575,798                   0             *

Charles F. Mitchell, II,          1,575,798      (2)           *        1,575,798                   0             *
Mitchell Family Interests

Dr. Robert Delarosa                 319,149      (1)           *          319,149                   0             *

Jeffrey and Diane Vey               319,149    (1,5)           *          319,149                   0             *

David R. Vey**                   29,431,920  (1,3,4,)     35.75%        3,018,368          32,450,288        36.84%

Marco Emrich**                    1,377,500      (4)       1.69%                0           1,377,500         1.63%

Victoria Looney**                    67,500      (4)           *                0              67,500             *

Jack Pellicci**                     242,868      (4)           *                0             242,868             *

Anita Primo**                        91,700      (4)           *                0              91,700             *

James Sargent**                     365,384      (4)           *                0             365,384             *

Robert Shapiro**                    211,309      (4)           *                0             211,309             *

All Directors and Officers       31,788,181               37.65%        3,018,368          34,806,549        38.59%
as a Group (7 persons)

   -----------------------------------
   (*) Less than one percent of the outstanding shares.
   (1) One-third of these shares are issuable upon the exercise of warrants at a price of $0.70 per share
   (2) One-third of these shares are issuable upon the exercise of warrants at prices ranging from $0.35 to $0.70.
   (3) Includes 2,699,219 shares issuable upon the conversion of $620,000 convertible notes, and 106,383 shares issuable upon the exercise of warrants at a price of $0.70 per share
   (4) The business address of each director and officer is c/o SEDONA Corporation, 1003 West 9th Avenue, Second Floor, King of Prussia, Pennsylvania 19406
   (5) Jeffrey and Diane Vey are the brother and sister-in-law of the Chairman of the Board, David R. Vey and Board member, Victoria Vey Looney.

                          DESCRIPTION OF OUR SECURITIES

GENERAL

         As of the date of this Prospectus, our authorized capital stock consists of: 125,000,000 shares of our common stock, par value $.001 per share, of which 83,088,195 are currently issued and outstanding as of April 27, 2004; 1,000,000 shares of Class A Preferred Stock, including 500,000 shares of Class A, Series A Convertible Preferred Stock, par value $2.00 per share, of which 500,000 are currently issued and outstanding; 1,500 shares of Class A, Series H Convertible Preferred Stock, par value $2.00 per share, of which 1,500 are currently issued and outstanding. Additionally, as of the date of this Prospectus, warrants to purchase 15,958,296 shares of our common stock are outstanding and options to purchase 3,230,056 shares of our common stock are outstanding.

COMMON STOCK

         The holders of our common stock are entitled to one vote for every share held of record on each matter submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. In the event we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of the preferred stock. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the holders of our common stock.

         The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our preferred stock, including any series of preferred stock that we may designate and issue in the future, as described below.

PREFERRED STOCK

         Pursuant to our charter, we are currently authorized to issue preferred stock in two classes, the Class A Preferred Stock and Class B Preferred Stock. Of these two classes of preferred stock, only the Class A Preferred Stock may be issued in multiple and varying series. Subject to the rights and preferences of the Class B Preferred Stock, none of which is outstanding, our Board of Directors has full authority to determine the voting rights, if any, and the designations, preferences, limitations and special rights of any series of the Class A Preferred Stock that may be desired to the extent not in conflict with our charter or Pennsylvania law.

         Series A, Class A Convertible Preferred Stock

         Holders of our Series A, Class A Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, an annual cash dividend equal to $0.24 per share payable quarterly on each June 15, September 15, December 15 and March 15. These dividends are cumulative from the quarterly payment date next preceding the date of original issuance of the shares. Cumulative dividends do not bear interest.

         If we do not make these quarterly dividends, no other cash dividends may be declared or paid on, and no amounts may be set aside by us for the redemption or purchase of shares of, any capital stock ranking junior to the Series A, Class A Preferred Stock (including our common stock). Additionally, in such event, any dividends we may declare on the Series A, Class A Preferred Stock or another class of stock on a parity therewith shall be declared pro rata among each such class or series of stock. We have not declared and paid any dividend on the Series A, Class A Preferred Stock since January 1, 2001. The cumulative amount of unpaid dividends as of the date of this prospectus is $390,080.

         Our Series A, Class A Preferred Stock is convertible, at the option of the holder, into shares of common stock, based on an adjustable conversion rate that is initially set in our charter at one share of common stock for each share of Series A, Class A Preferred Stock held. The conversion rate is subject to adjustment in the event we (i) pay a dividend or make any other distribution payable on the common stock, (ii) subdivide our outstanding shares of common stock into a greater number of shares, (iii) combine our outstanding shares of common stock into a smaller number of shares, or (iv) issue shares of capital stock by reclassification of our common stock. Upon any such event, the conversion rate then in effect shall be adjusted so that the Series A, Class A Preferred Stock holders shall be entitled to receive that number and kind of shares of capital stock that he, she or it would have been entitled to receive immediately after the happening of such event had such shares been converted immediately prior to the happening of such event.

         If we liquidate, dissolve or wind up our operations, the Series A, Class A Preferred Stock holders are entitled to receive out of our assets, prior to any amount being paid to holders of our common stock or other securities junior to the Series A, Class A Preferred Stock, $2.00 per share plus any accrued and unpaid dividends. In the event our assets are insufficient to meet our liquidation obligations to the Series A, Class A Preferred Stock holders, then the amounts available shall be shared ratably among the holders of the Series A, Class A Preferred Stock and any securities ranking on a parity therewith.

         Holders of our Series A, Class A Preferred Stock are entitled to one vote for each share of our common stock into which their shares of Series A, Class A Preferred Stock would be convertible as of the record date for such vote, and vote with the common stock as a class on all matters submitted to the shareholders for approval.

         Series H, Class A Convertible Preferred Stock

         Holders of our Series H, Class A Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, out of legally available funds, a cumulative cash dividend for each fiscal year in an amount per share for such fiscal year equal to $80.00. These dividends accrue daily and are payable semi-annually on each June 30 and December 31. Because our common stock is no longer listed on a national securities exchange, the cumulative cash dividend increased from $80.00 to $100.00 per share, beginning January 9, 2003. The Series H, Class A Preferred Stock ranks pari passu with the outstanding Series A, Class A Preferred Stock in right of payment of dividends.

         Our Series H, Class A Preferred Stock is convertible, at the option of the holder, into that number of shares of our common stock equal to, for each share, $1,000.00 plus accrued and unpaid dividends thereon, divided by 95% of the market price for our common stock. Additionally, we have the right, at our option, to convert shares of the Series H, Class A Preferred Stock according to the same conversion formula until January 2006 as applicable to the holders thereof.

         If we liquidate, dissolve or wind up our operations, the Series H, Class A Preferred Stock holders are entitled to receive out of our assets, prior to any amount being paid to holders of our common stock or other securities junior to the Series H, Class A Preferred Stock, $1,000.00 per share plus any accrued and unpaid dividends. In the event our assets are insufficient to meet our liquidation obligations to the Series H, Class A Preferred Stock holders and the holders of our capital stock ranking pari passu therewith, then the amounts available shall be shared ratably among all such holders. The cumulative amount of unpaid dividends as of the date of this prospectus is $420,000.

         Holders of our Series H, Class A Preferred Stock, unless required by law, are not entitled to vote on any matters before our shareholders, whether for consideration at meetings or pursuant to written actions of shareholders in lieu of meetings. Nevertheless, so long as any shares of Series H, Class A Preferred Stock are outstanding, we may not, without first obtaining the approval of the holders of at least 85% in interest of the then outstanding shares of Series H, Class A Preferred Stock, do any of the following: (a) alter or change the rights, preferences or privileges of the Series H, Class A Preferred Stock; (b) create any new class or series of capital stock, or issue additional shares of any existing class or series of capital stock, having a dividend, distribution or liquidation preference senior to or on a parity with the Series H, Class A Preferred Stock; (c) alter the rights, privileges and preferences of any class or series of capital stock senior to the Series H, Class A Preferred Stock so as to adversely affect the Series H, Class A Preferred Stock; (d) increase the authorized number of shares of Series H, Class A Preferred Stock; or (e) engage in any act not authorized by the Series H, Class A Preferred Stock Certificate of Designation which results in taxation of the holders of Series H, Class A Preferred Stock under Section 305 of the Internal Revenue Code.

WARRANTS

         As of April 27, 2004, including shares to be registered as part of this Prospectus, warrants to purchase 15,958,296 shares of our common stock were outstanding at a weighted average price of $1.16 per share, and options to purchase 3,230,056 shares of our common stock were outstanding with a weighted average exercise price of $1.51 per share. Approximately 9% of the warrants and 6% of the options were exercisable and in the money as of April 27, 2004.

ANTI-TAKEOVER PROVISIONS OF PENNSYLVANIA LAW GOVERNING BUSINESS COMBINATIONS

         Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders (and certain affiliates and associates of such shareholders) from beneficially owning more than 20% of the voting power of a public corporation, an "interested shareholder," for a five-year period following the date on which the holder became an interested shareholder unless the interested shareholder's acquisition of 20% or more of our common stock is approved by our Board of Directors. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

          Under Section 1715 of the Pennsylvania Business Corporation Law, our Directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The Directors may consider, to the extent they deem appropriate, such factors as:

         o the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have offices or other establishments;

         o our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibilities that these interests may be best served by our continued independence;

         o the resources, intent and conduct of any person seeking to acquire control of us; and

         o  all other pertinent factors.

         Section 1715 further provides that any act of our Board of Directors, a committee of our Board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our Directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

          Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

          Our articles of incorporation limit the liability of directors and officers for certain actions and omissions as permitted by the Pennsylvania Business Corporation Law.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is StockTrans. Our common stock is quoted over-the-counter on the OTC bulletin board under the symbol "SDNA." On, April 27, 2004, the last reported sale price of our common stock was $0.36 per share.

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling shareholders. The shares being registered are currently owned or, with respect to some of the selling shareholders, may be acquired by the selling shareholders upon exercise of warrants to purchase our common stock or other rights to acquire our common stock. The selling shareholders, as used in this Prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares from the selling shareholders after the date of this Prospectus. The selling shareholders may offer their shares of our common stock at various times in one or more of the following transactions:

         o in ordinary broker's transactions on any securities market on which our common stock may be listed or quoted at the time of sale;

         o  in the over-the-counter market;

         o  in private transactions other than in the over-the-counter market;

         o in connection with short sales of other shares of our common stock in which shares are redelivered to close out positioning;

         o  by pledge to secure debts and other obligations;

         o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

         o  in a combination of any of the above transactions.

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, such broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

         The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. The selling shareholders must meet the criteria and conform to the requirements of that rule. The selling shareholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be underwriters within the meaning of the Securities Act, and their commissions or discounts and other compensation received in connection with the sale of the shares may be regarded as underwriters' compensation, if the SEC determines that they purchased the shares in order to resell them to the public.

         The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this Prospectus. When and if any selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this Prospectus, then we will file a Prospectus supplement or post-effective amendment to the registration statement with the SEC. This supplement or amendment will include the following information:

         o  the name of the participating broker-dealer(s) or underwriters;

         o  the number of shares involved;

         o any volume limitations on sales agreed upon by the participating selling shareholders and broker-dealers;

         o the conditions for termination of any applicable agreement entered into between a selling shareholder and a broker-dealer;

         o the price or prices at which the shares were sold by the selling shareholder;

         o the commissions paid or discounts or concessions allowed by the selling shareholder to the broker-dealers or underwriters; and

         o  other material information.

         We have advised the selling shareholders that the anti-manipulation rules promulgated under the Securities Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling shareholders. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling shareholders or other party selling the shares.


                                  LEGAL MATTERS

         The validity of the shares of our common stock offered pursuant to this Prospectus was passed upon for us by Pepper Hamilton LLP.


                    CHANGE IN COMPANY'S INDEPENDENT AUDITORS


            On June 20, 2003, Ernst & Young LLP ("E&Y") informed us that they were resigning from their role as our independent auditors, effective as of June 20, 2003.

            The audit report of E&Y on our consolidated financial statements for the years ended December 31, 2002 and December 31, 2001, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that, in their report dated April 8, 2003, E&Y's opinion was modified to include an uncertainty about our ability to continue as a going concern. During its audit for the fiscal year ended December 31, 2002 and December 31, 2001, and for the subsequent interim period through the date of the Form 8-K filing, June 26, 2003, (i) we had no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure, which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the matter in their report, and (ii) there have been no "reportable events" as defined in Item 304 (a)(1)(v) of Regulation S-K.

            Our Board of Directors accepted E&Y's resignation, effective June 20, 2003.

            Effective August 29, 2003, McGladrey & Pullen, LLP, a member firm of RSM International, was engaged as the principal accountant to audit our financial statements beginning with the fiscal year ended December 31, 2003.

                                     EXPERTS

          Our consolidated financial statements at December 31, 2003 appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included as in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

          Our consolidated financial statements at December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. Our SEC filings are also available free of charge to the public at the SEC's web site at http://www.sec.gov and at our web site at http://www.sedonacorp.com.

         We have filed with the SEC a registration statement on Form S-1 covering the securities offered by this Prospectus. You should be aware that this Prospectus does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC rules. For further information about us and our securities, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information filed by us with the SEC, as described in the preceding paragraph. Statements contained in this Prospectus concerning the contents of any document to which we refer you are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

         You should rely only upon information contained in this Prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this Prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.

                   Index to Financial Statements and Schedule



Reports of Independent Auditors..............................................F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2003 and 2002.................F-4
Consolidated Statements of Operations for each of the
     three years in the period ended December 31, 2003.......................F-5
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2003.......................F-6
Consolidated Statements of Cash Flows for each of the
     three years in the period ended December 31, 2003.......................F-8
Notes to Consolidated Financial Statements...................................F-9


All other schedules have been omitted because they are inapplicable, not required, or the required information is included elsewhere in the financial statements and notes thereto.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
SEDONA Corporation
King of Prussia, Pennsylvania

We have audited the accompanying consolidated balance sheet of SEDONA Corporation and its subsidiary as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SEDONA Corporation and its subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that SEDONA Corporation will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred substantial operating losses, has negative working capital and stockholders' equity and anticipates that it will require additional debt and/or equity financing in 2004, which may not be readily available. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans relating to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                /s/ McGladrey & Pullen, LLP

Bethesda, Maryland
February 20, 2004

                         Report of Independent Auditors



Board of Directors and Stockholders
SEDONA Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheet of SEDONA Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEDONA Corporation and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that SEDONA Corporation will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred substantial operating losses, has negative working capital and stockholders' equity and anticipates that it will require additional debt and/or equity financing in 2003, which may not be readily available. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans relating to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                       /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 8, 2003

                                     SEDONA CORPORATION AND SUBSIDIARY
                                        CONSOLIDATED BALANCE SHEETS
                              (In Thousands, Except Share and Per Share Data)

                                                                                       DECEMBER 31,
                                                                                    2003           2002
                                                                                  --------       --------
ASSETS
Current assets:
   Cash and cash equivalents                                                      $     59       $      -
   Restricted cash                                                                       -            238
   Accounts receivable, net of allowance for doubtful accounts of $13
   and $16                                                                             179             53
   Prepaid expenses and other current assets                                           138            186
                                                                                  --------       --------
Total current assets                                                                   376            477

Property and equipment, net of accumulated depreciation and amortization                66            238
Software development costs, net of accumulated amortization of $3,531
and $2,834                                                                             351          1,048
Non-current assets - other                                                              39              7
                                                                                  --------       --------
Total non-current assets                                                               456          1,293
                                                                                  --------       --------
Total assets                                                                      $    832       $  1,770
                                                                                  ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                               $    425       $    820
   Accrued expenses and other current liabilities                                      665          1,226
   Deferred revenue                                                                    314            394
   Note payable to related party                                                         -            148
   Current maturities of long-term debt                                                 20          1,010
   Short-term debt - debentures                                                      1,697              7
                                                                                  --------       --------
Total current liabilities                                                            3,121          3,605

Long-term debt, less current maturities                                                953             12
Interest Payable                                                                        46              -
                                                                                  --------       --------
Total long-term liabilities                                                            999             12
                                                                                  --------       --------
Total liabilities                                                                    4,120          3,617

Stockholders' equity/(deficit):
Class A convertible preferred stock (Liquidation preference $2,500)
   Authorized shares - 1,000,000
   Series A, par value $2.00, Issued and outstanding - 500,000                       1,000          1,000
   Series F, par value $2.00, Issued and outstanding shares - Issued
   0 at December 31, 2003 and 780 at December 31, 2002                                   -              2
   Series H, par value $2.00, Issued and outstanding shares - 1,500                      3              3

Common stock, par value $0.001
   Authorized shares -125,000,000, Issued and outstanding shares -
    61,131,513 and 51,301,197 in 2003 and 2002, respectively                            61             51
   Additional paid-in-capital                                                       60,048         57,285
   Accumulated deficit                                                             (64,400)       (60,188)
                                                                                  --------       --------
Total stockholders' equity/(deficit)                                                (3,288)        (1,847)
                                                                                  --------       --------
Total liabilities and stockholders' equity/(deficit)                              $    832       $  1,770
                                                                                  ========       ========

See accompanying notes.


                                        SEDONA CORPORATION AND SUBSIDIARY
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In Thousands, Except Share and Per Share Data)

                                                                             FOR YEARS ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                      2003           2002           2001
                                                                   -----------    -----------    -----------
REVENUES:
   Product licenses - unrelated parties                            $       531    $       754    $       645
   Product licenses - related parties                                      475              -              -
   Services                                                                516          1,753          1,512
                                                                   -----------    -----------    -----------
Total revenues                                                           1,522          2,507          2,157

COST OF REVENUES:
   Product licenses                                                        699          1,199          1,544
   Services                                                                179            397          1,219
   Write-off of capitalized and purchased software                          -             133          1,232
                                                                   -----------    -----------    -----------
Total cost of revenues                                                     878          1,729          3,995
                                                                   -----------    -----------    -----------
Gross profit (loss)                                                        644            778         (1,838)

EXPENSES:
   General and administrative                                            2,275          4,256          3,408
   Sales and marketing                                                     341          1,192          3,372
   Charge for note receivable                                                -              -            475
   Research and development                                                878          1,227            383
      Legal fees payable forgiven in lieu of other consideration          (153)             -              -
                                                                   -----------    -----------    -----------
Total operating expenses                                                 3,341          6,675          7,638
                                                                   -----------    -----------    -----------
Loss from operations                                                    (2,697)        (5,897)        (9,476)

Other income (expense):
   Interest income                                                           -              5             54
   Interest expense                                                       (204)           (52)        (1,012)
   Convertible debenture expense                                        (1,290)             -              -
   Other                                                                   (21)           (57)             -
                                                                   -----------    -----------    -----------
Total other income (expense)                                            (1,515)          (104)          (958)
                                                                   -----------    -----------    -----------
Net Loss                                                                (4,212)        (6,001)       (10,434)
Preferred stock dividends                                                  (15)          (303)           154
                                                                   -----------    -----------    -----------
Loss applicable to Common Stockholders                             $    (4,227)   $    (6,304)   $   (10,280)
                                                                   ===========    ===========    ===========

Basic and diluted net loss per share applicable to common
shares                                                             $     (0.08)   $     (0.13)   $     (0.28)
                                                                   ===========    ===========    ===========

Basic and diluted weighted average common shares
outstanding                                                         54,807,551     48,376,941     36,838,317
                                                                   ===========    ===========    ===========

See accompanying notes.


                                               SEDONA CORPORATION AND SUBSIDIARY
                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                               (In Thousands, Except Share Data)

                                                                                     Class A Preferred
                                                                -------------------------------------------------------------

                                                                   STOCK SERIES A      STOCK SERIES F      STOCK SERIES H
                                                                  Shares    Amount    Shares    Amount    Shares    Amount
                                                                -------------------------------------------------------------
                                                                -------------------------------------------------------------
Balance, December 31, 2000                                         500,000    $1,000       780      $  2     1,500 $       3
                                                                -------------------------------------------------------------

Stock warrants/options issued for consulting services                    -         -         -         -         -         -
Warrants issued in conjunction with debenture issue                      -         -         -         -         -         -
Conversion of debenture into common stock                                -         -         -         -         -         -
Exercise of common stock warrants                                        -         -         -         -         -         -
Issuance of common stock                                                 -         -         -         -         -         -
Common stock issued for employee stock purchase plan                     -         -         -         -         -         -
Expenses incurred related to issuance of common stock                    -         -         -         -         -         -
Repricing of warrants                                                    -         -         -         -         -         -
Preferred stock dividends                                                -         -         -         -         -         -
Net loss, year ended December 31, 2001                                   -         -         -         -         -         -
                                                                -------------------------------------------------------------
Balance, December 31, 2001                                         500,000     1,000       780         2     1,500         3
                                                                -------------------------------------------------------------

Stock warrants/options issued for consulting services                    -         -         -         -         -         -
Fair value of convertible feature of debt obligation                     -         -         -         -         -         -
Warrants issued in conjunction with debenture issue                      -         -         -         -         -         -
Conversion of debenture into common stock                                -         -         -         -         -         -
Exercise of common stock warrants                                        -         -         -         -         -         -
Issuance of common stock                                                 -         -         -         -         -         -
Common stock issued for employee stock purchase plan                     -         -         -         -         -         -
Expenses incurred related to issuance of common stock                    -         -         -         -         -         -
Exercise of common stock options                                         -         -         -         -         -         -
Preferred stock dividends                                                -         -         -         -         -         -
Net loss, year ended December 31, 2002                                   -         -         -         -         -         -
                                                                -------------------------------------------------------------
Balance, December 31, 2002                                         500,000     1,000       780         2     1,500         3
                                                                -------------------------------------------------------------

Common stock issued for consulting services                              -         -         -         -         -         -
Common stock issued for legal expenses related to litigation             -         -         -         -         -         -
Conversion of debenture into common stock                                -         -         -         -         -         -
Exercise of common stock warrants                                        -         -         -         -         -         -
Issuance of common stock                                                 -         -     (780)       (2)         -         -
Conversion of preferred stock and related dividends into common          -         -         -         -         -         -
stock
Fair value of options & warrants                                         -         -         -         -         -         -
Fair value of convertible feature of debentures                          -         -         -         -         -         -
Preferred stock dividends                                                -         -         -         -         -         -
Net loss, year ended December 31, 2003                                   -         -         -         -         -         -
                                                                -------------------------------------------------------------
Balance, December 31, 2003                                         500,000    $1,000         -         -     1,500      $  3
                                                                =============================================================


See accompanying notes.

                                              SEDONA CORPORATION AND SUBSIDIARY
                                       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                              (In Thousands, Except Share Data)

                                                                ------------------------------------------------------------
                                                                                             ADDITIONAL
                                                                        COMMON STOCK           PAID-IN      ACCUMULATED
                                                                    Shares        Amount       CAPITAL        DEFICIT
                                                                ------------------------------------------------------------
Balance, December 31, 2000                                           31,225,422        $  31      $45,808         $(43,753)
                                                                ------------------------------------------------------------

Stock warrants/options issued for consulting services                         -            -          275                 -
Warrants issued in conjunction with debenture issue                           -            -          180                 -
Conversion of debenture into common stock                             2,498,401            2        2,116                 -
Exercise of common stock warrants                                        56,666            -            -                 -
Issuance of common stock                                              7,506,016            8        4,444                 -
Common stock issued for employee stock purchase plan                     76,036            -           25                 -
Expenses incurred related to issuance of common stock                         -            -        (215)                 -
Repricing of warrants                                                         -            -           52                 -
Preferred stock dividends                                                     -            -          154                 -
Net loss, year ended December 31, 2001                                        -            -            -          (10,434)
                                                                ------------------------------------------------------------
Balance, December 31, 2001                                           41,362,541           41       52,839          (54,187)
                                                                ------------------------------------------------------------

Stock warrants/options issued for consulting services                         -            -          148                 -
Fair value of convertible feature of debt obligation                          -            -          100                 -
Conversion of debenture into common stock                               679,925            1          480                 -
Exercise of common stock warrants                                     2,693,307            3        1,236                 -
Issuance of common stock                                              6,386,760            6        2,551                 -
Common stock issued for employee stock purchase plan                    172,672            -           53                 -
Expenses incurred related to issuance of common stock                         -            -        (129)                 -
Exercise of common stock options                                          5,992            -            7                 -
Preferred stock dividends                                                     -            -            -                 -
Net loss, year ended December 31, 2002                                        -            -            -           (6,001)
                                                                ------------------------------------------------------------
Balance, December 31, 2002                                           51,301,197           51       57,285          (60,188)
                                                                ------------------------------------------------------------

Common stock issued for consulting services                           2,048,752            2          363                 -
Common stock issued for legal expenses related to litigation            908,693            1          219                 -
Conversion of debenture into common stock                             3,000,000            3          217                 -
Exercise of common stock warrants                                       650,000            1          189                 -
Issuance of common stock                                              2,255,921            2          428                 -
Conversion of preferred stock and related dividends into common         966,950            1            -                 -
stock
Fair value of options & warrants                                              -            -           27                 -
Fair value of convertible feature of debentures                               -            -        1,320                 -
Preferred stock dividends                                                     -            -            -                 -
Net loss, year ended December 31, 2003                                        -            -            -           (4,212)
                                                                ------------------------------------------------------------
Balance, December 31, 2003                                           61,131,513        $  61     $ 60,048         $(64,400)
                                                                ============================================================

See accompanying notes.

                                         SEDONA CORPORATION AND SUBSIDIARY
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (In Thousands)

                                                                       YEAR ENDED DECEMBER 31
                                                                  2003          2002          2001
                                                                 -------      -------       --------
OPERATING ACTIVITIES:
Net loss                                                         $(4,212)     $(6,001)      $(10,434)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation                                                      165          267            382
   Amortization                                                      697        1,173          1,523
   Net loss on retirement of property, plant and equipment            13           16              -
   Charge for employer 401(K) stock contribution                      82           97              -
   Charge for legal and consulting services                          583            -              -
   Charge for note receivable                                          -            -            475
   Option or warrant based compensation                               27          148            457
   Amortization of deferred financing fees and debt discount       1,290            7            656
   Impairment loss on capitalized software                             -          133          1,232
      Charge for employee stock award                                  -          189              -
Changes in operating assets and liabilities:
   Restricted cash                                                   238           51            199
   Accounts receivable                                              (126)         278            235
   Prepaid expenses and other current assets                          48          (21)            19
   Other non-current assets                                          (31)          17              6
   Accounts payable and accrued expenses                            (910)         576            640
   Deferred revenue and other                                        (80)        (115)           (53)
                                                                 -------      -------       --------
Net cash used in operating activities                            $(2,216)     $(3,185)      $ (4,663)

INVESTING ACTIVITIES:
Purchase of property and equipment                               $   (24)     $     -       $    (74)
Proceeds from the sale of property and equipment                      18
Increase in notes receivable                                           -            -           (475)
Increase in capitalized software development costs                     -            -         (1,149)
                                                                 -------      -------       --------
Net cash used in investing activities                            $    (6)     $     -       $ (1,698)

FINANCING ACTIVITIES:
Payment of preferred stock dividends                             $     -      $     -       $    (30)
Repayments of long-term obligations                                  (49)         (57)          (105)
Issuance of common stock, net                                        250        2,292          4,262
Proceeds from exercise of common stock warrants/options              190        1,246              -
Proceeds from issuance of short-term debenture and notes           1,940            -            248
Repayment of note payable to related party                           (50)           -              -
Repayment of short-term debentures                                     -         (399)          (100)
                                                                 -------      -------       --------
Net cash provided by financing activities                          2,281        3,082          4,275
                                                                 -------      -------       --------
Net increase (decrease) in cash and cash equivalents                  59         (103)        (2,086)
Cash and cash equivalents, beginning of year                           -          103          2,189
                                                                 -------      -------       --------
Cash and cash equivalents, end of year                           $    59      $     0       $    103
                                                                 =======      =======       ========

See accompanying notes.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


                  Years ended December 31, 2003, 2002, and 2001

1. Accounting Policies

Description of Business

SEDONA Corporation is a software application and service provider that develops, markets and delivers Internet-based Customer Relationship Management (CRM) application solutions for the small to mid-sized financial services market. The Company's CRM solution, named Intarsia, provides financial services organizations with the ability to effectively identify, acquire, foster, and maintain loyal, profitable customers.

As of December 2002, SEDONA sold its existing customer base and related services to Fiserv Customer Contact Solutions, allowing the Company to focus on its end user indirect business model and providing users of Intarsia with Fiserv's resources to support and grow the Intarsia product line.

As of December 31, 2002, SEDONA has implemented an indirect sales distribution model, under which the Company licenses its CRM technology to Third Party Alliance Partners (TPAP), who market, sell, distribute and support SEDONA's technology either as a component of the Company's TPAP total solution or as a standalone offering.

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has incurred substantial net losses of approximately $4,212,000, $6,001,000 and $10,434,000 during the years ended December 31, 2003, 2002 and 2001, respectively. If the TPAP do not distribute SEDONA's Intarsia product at sales levels projected, and the Company does not license its CRM technology to other TPAP's, the Company will require additional financing in 2004, which may not be readily available. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's plans include expanding the sale and acceptance of its business solutions through its current and future strategic alliances; targeting new application solutions; and seeking additional debt or equity financing in addition to aggressive cost containment measures.

Principles of Consolidation

The Company's consolidated financial statements include the accounts of its wholly owned subsidiary, SEDONA(R)GeoServices, Inc., and Technology Resource Centers, Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements

1. Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all unencumbered highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Trade receivables are generated primarily from our alliance partners. Receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. A valuation allowance is provided for known and anticipated credit losses, as determined by Management in the course of regularly evaluating individual customer receivables. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist of cash equivalents, accounts receivable and notes receivable. The Company's policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy. Concentration of credit risk, with respect to accounts and notes receivable, is limited due to the Company's credit evaluation process. The Company does not generally require collateral from its customers. The Company's customers consist primarily of corporate entities.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash, accounts and notes receivable, accounts payable and short-term debt approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company's long-term debt is also estimated to approximate fair value due to the relatively short maturity period and interest rate being charged.

Software Development and Purchased Software Costs

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. All costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. The costs incurred for testing and coding of the new software products are capitalized. Amortization of such costs is the greater of the amount capitalized using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (b) the straight-line method over the remaining estimated economic life of the product not to exceed three years. Amortization commences when the product is available for general release to

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


1. Accounting Policies (continued)

customers. The Company capitalizes costs related to purchased software used for developmental purposes and amortizes such value over three years consistent with the amortization and capitalization policy discussed above related to capitalized software costs.

The Company periodically reviews for impairment the carrying value of both internally developed and purchased software costs. The Company will record impairment in its operating results if the carrying value exceeds the future estimated undiscounted cash flows of the related assets. In 2002 the Company wrote-off $133,000 of capitalized software that was deemed impaired because a major component of the Company's software had been retired. The Company does not believe that the impact of the write-off of software will be significant to future operations.

During the third quarter of 2001, the Company completed a review of its capitalized and purchased software to determine if any of its products were impaired. Based on the reduction in the overall level of expected software revenue levels in certain product categories, management prioritized where marketing and future development dollars would be spent. Since revenues were significantly less in the purchased software acquired in the CIMS acquisition, management decided to re-focus its available resources and develop and market newer technology. Therefore, the expected future level of revenues from the majority of the acquired CIMS products is not expected to materialize because, although still maintained for customers that have not upgraded to Intarsia, the CIMS products will no longer be marketed to new customers. As a result of the expected future decline in revenues from the CIMS product, the Company wrote-off $1,232,000 of capitalized and purchased software in 2001.

During 2003, 2002, and 2001, the Company capitalized $0, $0, and $1,149,000, respectively, of software development costs related to the Company's Intarsia business application solution software. During 2003, 2002, and 2001, $697,000, $1,173,000, and $1,523,000 were charged to expense relating to amortization of software development costs.

Revenue Recognition

The Company's software arrangements currently consist of license fees and maintenance. Prior to the sale of the customer base, revenue also included fees from installation services. The Company has established vendor specific objective evidence (VSOE) of fair value for its maintenance contracts based on the price of renewals of existing maintenance contracts. The remaining value of the software arrangement is allocated to license fees and professional services based on contractual terms agreed upon by the customer and based on Company-maintained list prices.

Product License Revenue

Revenues from the sale of product licenses are recognized upon delivery and acceptance of the software when persuasive evidence of an arrangement exists, collection is probable, and the fee is fixed or determinable. Although the Company's software product can be implemented on its customers' systems without significant alterations to the features and the functionality of the software, or without significant interfacing, the Company's license agreements are written so that formal written acceptance of the product is received when installation is complete. Therefore, the timing of license fee revenue recognition coincides with the completion of the installation and the customer has accepted the software.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


1. Accounting Policies (continued)

Through its strategic alliance partners, the Company receives a royalty payment based on a percentage of the license fee charged by the strategic partner. The Company recognizes the royalty fee when it receives written acknowledgement from the TPAP that royalties have been earned and monies are owed to the Company. For the year ended December 31, 2003, the Company recognized $1,006,000 in product license revenues compared to $754,000 and $645,000 in the years ended December 31, 2002 and 2001, respectively.

Services Revenue

Services revenue includes professional services (primarily installation and training services) and maintenance revenue over periods not exceeding one year. Installation service revenue, which consists of implementation planning, hardware and software set-up, data integration including data aggregation, conversion, cleansing and analysis, and testing and quality assurance, is accounted for as a separate element of a software arrangement.

Additionally, in certain circumstances, the Company may partner with third parties to implement its software. In those instances, the contractual fee for professional services may be paid directly from the customer to the third party, and the Company recognizes the license fee revenue component upon installation and acceptance by the customer.

     o Installation revenue is recognized upon completed installation and customer acceptance and is based on a contractual hourly rate. Installation is usually completed in 100 hours or less. Training revenue is not a material element of a contract and revenue is recognized as training services are provided.

     o Maintenance revenue is recognized ratably over the life of the related contract. The Company establishes the value of maintenance revenue based on the price quoted and received for renewals of existing maintenance contracts.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and tax loss and credit carryforwards. A valuation allowance is established to reduce deferred tax assets if some, or all, of such deferred tax assets are not likely to be realized.

Net Loss Per Common Share

Basic loss per share is calculated by dividing the net loss by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated by dividing the net loss by the weighted average common shares outstanding plus the dilutive effect of stock options, warrants and convertible securities. As the Company incurred losses in 2003, 2002, and 2001, the effect of stock options, warrants and convertible securities were anti-dilutive and were therefore not included in the calculation of diluted earnings per share.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


1. Accounting Policies (continued)

Stock-Based Compensation

The Company uses the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for options granted to employees. Accordingly, compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the Company's shares at the data of the grant over the option exercise price and such cost is charged to operations over the related option vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, requires that companies record compensation cost for equity-based compensation to non-employees based on fair values. Accordingly the Company records compensation cost for options granted to non-employees using a fair value based method over the related option vesting period.

SFAS No. 123 requires the disclosure of pro forma net income (loss) and earnings
(loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of feely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the besting period of the awards, net loss would have been (in thousands, except per unit information):


           ---------------------------------------------------------------------
                                              YEAR ENDED DECEMBER 31
                                ------------------------------------------------
                                     2003              2002             2001
                                ---------------- ----------------- -------------
           Net loss
               As reported         $ (4,212)        $ (6,001)        $ (10,434)
               Pro forma           $ (4,951)        $ (7,448)        $ (11,946)
           Net loss applicable to
           common shares
               As reported         $ (.08)          $ (0.13)         $ (0.28)
               Pro forma           $ (.09)          $ (0.16)         $ (0.32)
           ---------------------------------------------------------------------


Assumptions used in calculating the fair value of the options and warrants granted in 2003, 2001 and 2001 are as follows:

     ---------------------------------- --------------------- ----------------- -------------------
                                                2003                2002               2001
     ---------------------------------- --------------------- ----------------- -------------------
     Risk-free interest rate:              1.60% - 4.07%        2.4% - 5.1%               6%
     ---------------------------------- --------------------- ----------------- -------------------
     Expected volatility:                       125%                121%                 93%
     ---------------------------------- --------------------- ----------------- -------------------
     Expected holding period:                2-10 years          3-10 years           2-10 years
     ---------------------------------- --------------------- ----------------- -------------------
     Expected dividend yield:                    0%                  0%                   0%
     ---------------------------------- --------------------- ----------------- -------------------

New Accounting Pronouncements

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


1. Accounting Policies (continued)

Adoption of SFAS No. 144 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which provides guidance for entities that voluntarily change from the intrinsic value method of accounting for stock based compensation under APB 25 to the fair value method of accounting under SFAS No. 123. Additional disclosures are required under SFAS No. 148 on both an annual and interim basis.

Effective January 1, 2003, SEDONA adopted SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143") SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Adoption of SFAS No. 143 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146") SFAS No. 146 addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit and restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 supercedes EITF No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. SFAS No. 146 also establishes a fair value objective for initial measurement of the liability. SFAS No. 146 will be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Effective July 1, 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 addresses the standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity that have been presented either entirely as equity or between the liabilities section and equity section of the statement of financial position. Adoption of SFAS No. 150 had no effect on the Company's financial statement presentation for the year ended December 31, 2003.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. The Company is required to perform this assessment by March 31, 2004

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


1. Accounting Policies (continued)

and consolidate any variable interest entities for which it will absorb a majority of the entities' expected losses or receive a majority of the expected residual gains. Management has performed this assessment, and it is not aware of any material variable interest entity that it may be required to consolidate.

2.  Restricted Cash

In December 2002, the Company negotiated a cancellation of its executive office lease for facilities at 455 South Gulph Road, Suite 300, King of Prussia, PA 19406 and entered into a new lease for smaller space at 1003 West Ninth Avenue, Second Floor, King of Prussia, PA 19406. In January 2003, the Company paid $104,000 of accrued rent and a $134,000 termination charge from restricted cash to settle the obligation at its former leased facility. The balance of restricted cash at December 31, 2003 is $0.

3.  Property and Equipment

Property and equipment consist of the following (in thousands, except per unit information):

                                                                      December 31,
                                                                    2003        2002
                                                                   ------     ------
         Machinery and equipment                                   $1,005     $1,003
         Equipment under capital lease                                209        227
         Furniture and fixtures                                        46        152
         Leasehold improvements                                        40         62
         Purchased software for internal use                          193        193
                                                                   ------     ------
                                                                    1,493      1,637
         Less accumulated depreciation and amortization             1,427      1,399
                                                                   ------     ------
                                                                   $   66     $  238
                                                                   ======     ======

4. Long-Term Debt

Long-term debt consists of obligations with original maturities of one year or more, as follows (in thousands, except per unit information):

                                                                      December 31,
                                                                    2003       2002
                                                                   ------     ------
         Note payable - CIMS acquisition Due 2006 (Note 16)        $  953     $  955
         Interest payable                                              46          -
         Capital lease obligations (Note 11)                           20         67
                                                                   ------     ------
                                                                    1,019      1,022
         Less current maturities                                       20      1,010
                                                                   ------     ------
         Long-term debt                                            $  999     $   12
                                                                   ======     ======

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


5. Convertible Debentures

On November 22, 2000, the Company issued a $3,000,000 private placement Debenture convertible into its common stock. The net proceeds were approximately $2,320,000, of which $2,246,000 was used to redeem the outstanding shares of the Series G convertible preferred stock with the remaining net proceeds used for working capital purposes. The Debentures were originally due and payable 120 days from issuance or, at the Company's request, but could be extended for subsequent 30-day periods. The convertible Debentures bear interest quarterly in arrears on the outstanding principal at the rate of 5% per annum. Prior to maturity, the Debentures could be exercised at a strike price of $1.13 per share at any time the common stock price exceeds $2.00. In the event that the Debentures were not paid at the time of maturity, the actual purchase price of the convertible Debenture may be converted at the option of the holder at the lesser of $1.41 or 85% of the volume-weighted average price of the Company's common stock over the five trading days immediately preceding the date on which a notice of conversion is delivered to the Company. In connection with the issuance of the convertible Debenture, the Company also issued a warrant to the Debenture holders to purchase up to 400,000 shares of common stock at an exercise price of $1.37 and a fair value of $472,000, which was recorded as deferred financing costs. The Company also issued a warrant to purchase an additional 266,667 shares of Company common stock at the same exercise price, which were only exercisable if the convertible Debenture was not paid in full within 120 days of the original issuance. The Company also issued a warrant to purchase 167,576 shares of common stock at an exercise price of $1.13 to the placement agent for this transaction. The aggregate discount and debt issuance costs of $972,000 were accreted into interest expense over the 120-day life of the Debentures. At December 31, 2000, $316,000 had been recognized as interest expense, and the remaining amount was recognized as interest expense during 2001.

On March 22, 2001, the Company obtained an extension until April 22, 2001 related to this Convertible Debenture and on April 30, 2001 a further extension agreement was negotiated which extended maturity until January 2002 by increasing the interest prospectively to 8.5% and by repricing 56,666 warrants held by the investor from an earlier transaction to $0.001 per share. A charge of $52,000 has been recorded in the 2001 financial statements related to this repricing. Through December 31, 2001, $2,196,000 in principal value and interest of $49,000 regarding this debenture has been converted into 2,498,401 shares of common stock. In February 2002, a restructuring agreement was finalized which retired this Debenture in its entirety by allowing for conversion of $400,000 in principal and payoff of accrued interest and remaining principal of $399,000 by cash payment of $50,000 at closing, and a promissory note of $349,000 payable in installments over the following 7 months to retire the remainder. As of December 31, 2002 the debenture was retired.

During the period September through October 2001, the Company sold 60-day notes with a face value of $248,000 and issued 124,000 four-year warrants at an exercise price of $0.40 per share to investors for an aggregate purchase price of $248,000. The Company allocated a fair value of $32,000 to the warrants, which was treated as a debt discount and an addition to additional paid in capital. The shares underlying the warrants may not be resold or otherwise transferred until the later of: (a) the effectiveness of a registration statement registering the common stock underlying the warrants and (b) six months from the issuance of the warrants. If not redeemed at maturity, these notes would become convertible into shares of common stock at a price of $0.20 per share at the option of the shareholder. At maturity, $100,000 of the aggregate $248,000 was paid off. The remaining $148,000 became convertible into 740 shares of common stock. Upon maturity of the note, the fair value of the Company's common stock was $0.67. Consequently, the intrinsic value of the

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements

5. Convertible Debentures (continued)

conversion feature, capped at the face amount of the debt outstanding, or $148,000, was treated as a beneficial conversion feature and is reflected as additional interest expense and additional paid in capital. The $148,000 of notes remaining at December 31, 2002 is issued to the former Chairman of the Board. The $148,000 note was paid and retired in 2003.

Material Investor
-----------------
As described below, during the period from December 2002 through February 2004, the Company entered into the following transactions with a single investor, Mr. David R. Vey, that, on an if converted basis, gave Mr. Vey a 37% ownership interest in the Company. In March 2003, Mr. Vey became a member of the Board of Directors.

In December 2002, Mr. Vey committed to fund a total of $1,420,000. The payments would be made available to the Company on various funding dates through March 2003. In December 2002, the Company received proceeds of $100,000 in the form of a convertible debenture. In January 2003, the Company's received proceeds of $820,000 in the form of $220,000 in convertible debentures and a $600,000 promissory note. The promissory note bears interest at a rate of 7% and matures on January 15, 2004. The Company may extend the maturity of the instrument for up to three additional years subject to required pay downs. The convertible debentures bear interest at rates ranging from 7% to 8% and are convertible at the option of Mr. Vey into 13,000,000 shares of Company common stock. The debentures mature at various dates in December 2003 and January 2004. As of January 30, 2004, Mr. Vey elected to convert the above referenced debentures into 13,000,000 shares of the Company's common stock, of which 3,000,000 shares were received upon conversion by December 31, 2003.

Additionally, the Company received $500,000 in March 2003, in the form of a $400,000 promissory note and a $100,000 convertible debenture. These instruments have terms similar to those of the earlier investment, and will mature in March 2004, subject to the Company's option to extend for three additional years by making required paydowns. The March 2003 debenture is convertible into 10,000,000 shares of our common stock.

The Company has accounted for the value of the conversion feature of these instruments, which was limited to the amount of aggregate proceeds received of $1,420,000, ($100,000 in December 2002 and $1,320,000 in January and March
2003), as additional paid in capital and debt discount. This amount will be accreted over the life of the notes as additional interest expense. Expense recognized for the year ended December 31, 2003 was $1,290,000.

The Company issued to a third party as a finder's fee in lieu of cash fees, 1,610,000 warrants at a price of $0.40 per share for the above equity transactions and repriced a prior warrant to purchase 150,000 shares from $1.50 per share to $0.10 per share.

As of February 2, 2004, Mr. Vey elected to convert the above referenced debentures issued in March 2003 into an additional 10,000,000 shares of the Company's common stock.

From June 2003 through December 2003, the Company received $620,000 in proceeds and issued 8% convertible debentures. The debentures were issued for a one-year term and are convertible at the option of Mr. Vey at various dates from June 2004 to December 2004 into 2,699,219 shares of the Company's common stock.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


5. Convertible Debentures (continued)

In June 2003, Mr. Vey exercised a warrant to purchase 500,000 shares of the Company's common stock at an exercise price of $0.35 per share providing $175,000 in proceeds.

All of the Company's assets are pledged as collateral for the notes referenced above.

All of the securities issued in the preceding transaction were sold in reliance upon Rule 506 of Regulation D involving accredited investors.

6. Stockholders' Equity

Class A Convertible Preferred Stock

Series A, F and H

Class A preferred stock is issuable in various series and is convertible in accordance with the terms of the issued series. The Board of Directors has the authority to fix by resolution all other rights. The Class A Series A preferred shares pay quarterly dividends, when declared, at the rate of twelve percent (12%) per annum, have cumulative rights, and have a liquidation preference at the par value of the preferred shares. Each share is convertible at the election of the holder into one share of common stock at any time. Each holder has the same right to vote each share on all corporate matters as the holder of one share of common stock.

On May 24, 1999, the Company entered into a $1,000,000 private placement purchase agreement for the issuance of 1,000 shares, 8% dividend Class A Series F convertible preferred stock. After a period of 12 months from May 24, 1999 (anniversary date), the investor can convert the preferred stock to common stock at the lower of: 1) $1.41 (the "Closing Price"), or 2) 100% of the common stock's average last trade price during the 25 trading days preceding the Conversion Date (the "Conversion Date Price"). In no event can the conversion price be below $1.00. The conversion amount shall be the principal amount of the preferred stock being converted, plus an 8% premium accruing from the closing date to the conversion date. Mandatory conversion of the preferred stock shall occur on the third anniversary after closing using the conversion terms referenced above. During 2000, 220 shares of Class A Series F convertible preferred stock and the related accrued dividends payable of $24,000 were converted into 172,500 shares of common stock. In 2003, the remaining 780 shares of Class A Series F convertible preferred stock and the related accrued dividends payable of $187,000 were converted into 966,950 shares of the Company's common stock. The Company also reversed $100,000 of previously accrued dividends based on the mandatory conversion date of the preferred stock.

In conjunction with the CIMS acquisition transaction completed in April 2000 (see Note 16 below), 1,500 shares of Class A Series H preferred stock with a face value of $1,500,000 (book value $1,300,000) were issued as part of the transaction consideration. The series H preferred stock yields 8% in semi-annual cash dividends, when declared, and is convertible at the Company's option for the first 33 months of its 36-month life. In November 2003, the Company restructured the terms of the Class A Series H preferred stock. The new terms extend the conversion date of the Series H Preferred Stock by thirty-six months, until April 1, 2006.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


6. Stockholders' Equity (continued)

The Company ceased to declare preferred stock dividends as of January 1, 2001 on the outstanding series of its Class A, Series A, Convertible Preferred Stock. Additionally, there are undeclared dividends on the Series H preferred stock. Cumulative but undeclared dividends at December 31, 2003 equaled $360,000 ($.72 per share) and $390,000 ($.26 per share), respectively for the Series A and H preferred stock. In 2001, the Company paid $30,000 of dividends and reversed $154,000 of previously accrued but undeclared dividends.

Common Equity

During the first quarter of 2003, there were a total of 305,000 common stock options with exercise prices ranging from $0.17 to $0.24 granted to Directors of the Company.

During January 2003, an agreement was reached with certain Directors of the Company to satisfy a $211,000 liability for previously rendered services via a grant of 1,320,854 shares of the Company's common stock. As of December 31, 2003, 568,906 shares were issued; the balance of the remaining 751,948 shares was issued in January 2004.

During January 2003, the Company issued 37,500 shares of the Company's common stock to a vendor in lieu of $6,000 cash payment.

During the first quarter of 2003, the Company issued 212,789 shares of its common stock to third parties for services rendered in the amount of $37,000; 107,369 of these shares were issued to a Director of the Company. The Company also received $9,000 proceeds from the exercise of 90,000 common stock warrants at $0.10 per share.

During the second quarter of 2003, the Company issued 109,336 shares of its common stock to third parties for services rendered in the amount of $33,000; 53,770 of these shares were issued to a Director of the Company who retired in July 2003. Also during the second quarter of 2003, the Company issued 89,500 shares of its common stock in lieu of an $18,000 cash payment on a note payable to a related party. The Company also recognized $6,000 from the exercise of 60,000 common stock warrants.

During the second quarter of 2003, the Company issued common stock pursuant to its Employee 401(k) Plan, whereby certain contributions are matched by the Company for its common stock valued at $82,000, resulting in the issuance of 514,713 common shares.

In August 2003, the Company issued 1,250,000 shares of its common stock in a private placement and issued two-year warrants to purchase 625,000 shares of its common stock at an exercise price of $0.35 per share to investors for an aggregate purchase price of $250,000.

During the third quarter of 2003, the Company issued 198,229 shares of its common stock to third parties for services rendered in the amount of $45,000. Also in the third quarter, the Company issued 50,000 shares of its common stock in lieu of a $10,000 cash payment on a note payable to a related party. The Company issued 591,676 shares of its common stock in lieu of $158,000 in fees related to the litigation entered into by the Company as fully explained in
Note 8.

During the fourth quarter of 2003, the Company issued 170,044 shares of its common stock to third parties for services rendered in the amount of $33,000. The Company also issued 351,708 shares of its common stock in lieu of a $70,000 cash payment on a note payable to a related party. The Company issued 317,017

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


6. Stockholders' Equity (continued)

shares of its common stock in lieu of $62,000 in fees related to the litigation entered into by the Company as fully explained in Note 8.

All of the securities issued in the preceding transactions were sold in reliance upon Rule 506 of Regulation D involving only accredited investors.

7. Stock Options and Warrants

Long-Term Incentive Plans

During 2000, the Stockholders of the Company approved the 2000 Incentive Stock Option Plan (the "2000 Plan"). This plan has replaced the 1992 Long-Term Incentive Plan (the "1992 Plan") under which no further options will be issued. Significant provisions of the 2000 Plan include: reserving 15% of the outstanding shares for awards that may be outstanding at any one time, authorizing restricted stock, deferred stock, stock appreciation rights, performance awards settleable in cash or stock, and other types of awards based on stock or factors influencing the value of stock; adding provisions so that options and other performance-based awards will qualify for tax deductions; and, specifying obligations relating to non-competition and proprietary information that may be imposed on optionees.

Options outstanding under the Long-Term Incentive Plan and the 2000 Plan have been granted to Officers, Directors, Employees, and others and expire between May 2003 and March 2013. All options were granted at or above the fair market value on the grant date. Transactions under this Plan were as follows:

   ---------------------------------------------- ---------------------------- -------------------------
                                                            Shares                 Weighted Average
                                                                                    Exercise Price
                                                  ---------------------------- -------------------------
   Outstanding at December 31, 2000                                 2,496,825                    $ 2.59
   Canceled or expired                                               (687,500)                     2.91
   Granted                                                          2,169,232                      1.03
   Exercised                                                                -                         -
                                                  ---------------------------- -------------------------

   Outstanding at December 31, 2001                                 3,978,557                    $ 1.69
   Canceled or expired                                               (458,008)                     2.60
   Granted                                                            212,500                      0.73
   Exercised                                                           (5,992)                     1.03
                                                  ---------------------------- -------------------------

   Outstanding at December 31, 2002                                 3,727,057                    $ 1.63
   Canceled or expired                                               (802,000)                     2.41
   Granted                                                            305,000                      0.18
   Exercised                                                                -                         -
                                                  ---------------------------- -------------------------
   Outstanding at December 31, 2003                                 3,230,057                     $1.45
   ---------------------------------------------- ---------------------------- -------------------------

   -------------------------- ---------------------- ---------------------------- -----------------------
        Exercisable at                                     Exercise Price            Weighted Average
           Year-end                  Options               Range Per Share            Exercise Price
   -------------------------- ---------------------- ---------------------------- -----------------------
             2001                   2,104,027              $0.72 to $6.00                 $ 1.79
             2002                   2,933,875              $0.39 to $6.00                 $ 1.66
             2003                   3,015,011              $0.17 to $5.13                 $ 1.56
   -------------------------- ---------------------- ---------------------------- -----------------------

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


7. Stock Options and Warrants (continued)

The following table summarizes information about stock options outstanding at December 31, 2003:

                                      ------------------------------------------------------- ------------------
                                                               Ranges                                Total
   ----------------------------------- ------------------ ----------------- ------------------ ------------------
   Range of exercise prices             $0.17 to $1.16     $1.35 to $2.25    $2.35 to $5.13     $0.17 to $5.13
   ----------------------------------- ------------------ ----------------- ------------------ ------------------
   Options outstanding                         1,922,731           652,750            654,576          3,230,057
   Weighted average remaining
   contractual life (years)                         5.13              5.14                3.6               4.44
   Weighted average exercise price                 $0.75             $1.80              $3.15              $1.45
   Exercisable                                 1,726,942           642,026            646,043          3,015,011
   Weighted average exercise price                 $0.87             $1.80              $3.15              $1.56
   ----------------------------------- ------------------ ----------------- ------------------ ------------------

Warrants

Warrants outstanding have been granted to Officers, Directors, Stockholders and others to purchase common stock at prices ranging from $0.30 to $3.75 per share and expiring between August 2004 and March 2012. All warrants were granted at or above the fair market value on the grant date. Transactions under the plan were as follows:

   ---------------------------------------------- ---------------------------- --------------------------
                                                                                   Weighted Average
                                                             Shares                 Exercise Price
                                                  ---------------------------- --------------------------
   Outstanding at December 31, 2000                                 6,644,680                     $ 2.94
   Canceled or expired                                               (863,368)                      3.91
   Granted                                                          8,708,437                       1.09
   Exercised                                                          (56,666)                      0.00
                                                  ---------------------------- --------------------------

   Outstanding at December 31, 2001                                14,433,083                     $ 1.75
   Canceled or expired                                               (917,132)                      1.03
   Granted                                                          4,275,224                       0.57
   Exercised                                                       (2,693,307)                      0.46
                                                  ---------------------------- --------------------------

   Outstanding at December 31, 2002                                15,097,868                     $ 1.34
   Canceled or expired                                             (1,356,212)                      1.94
   Granted                                                          2,235,000                       0.38
   Exercised                                                         (650,000)                      0.29
                                                  ---------------------------- --------------------------
   Outstanding at December 31, 2003                                15,326,656                      $1.18
   ---------------------------------------------- ---------------------------- --------------------------

   --------------------------- --------------------- ---------------------------- -----------------------
         Exercisable at                                    Exercise Price            Weighted Average
            Year-end              Warrant Shares           Range Per Share            Exercise Price
   --------------------------- --------------------- ---------------------------- -----------------------
              2001                  12,922,971             $0.40 to $5.04                 $1.75
              2002                  13,960,095             $0.30 to $5.04                 $1.30
              2003                  15,087,830             $0.30 to $3.75                 $1.17
   --------------------------- --------------------- ---------------------------- -----------------------

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


7. Stock Options and Warrants (continued)

The following table summarizes information about common stock warrants outstanding at December 31, 2003:

                                     --------------------------------------------------------- ------------------
                                                              Ranges                                 Total
------------------------------------ ------------------- ----------------- ------------------- ------------------
Range of exercise prices               $0.30 to $1.25       1.31 to $2.25      $2.38 to $3.75     $0.30 to $3.75
------------------------------------ ------------------- ----------------- ------------------- ------------------
Outstanding                                  10,924,383         2,672,162           1,730,111         15,326,656
Weighted average remaining
   contractual life (years)                         3.0               3.8                 2.9                3.2
Weighted average exercise
   price                                          $0.74             $1.81               $2.99              $1.18
Exercisable                                  10,784,407         2,672,162           1,631,261         15,087,830
Weighted average exercise price                   $0.73             $1.81               $3.02              $1.17
------------------------------------ ------------------- ----------------- ------------------- ------------------

The Company estimates the fair value of each common stock option and warrant to purchase common stock at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001 respectively: no dividends paid for all years; expected volatility of 125% for 2003, 121% for 2002 and 93% for 2001; risk-free interest rates range from 1.60% to 6%, expected lives range from 2.00 to 10.00 years.

Utilizing the above assumptions, the weighted average fair market value of employee stock options and warrants granted are as follows:

       -------------------- ---------------------------------------------------
                                   YEAR ENDED DECEMBER 31,
       -------------------- ---------------------------------------------------
                                 2003              2002             2001
       -------------------- ---------------- ----------------- ----------------
          Stock options
           and warrants         $0.24             $0.38            $ 0.72
       -------------------- ---------------- ----------------- ----------------

During 2003, there were a total of 305,000 common stock options with exercise prices ranging from $0.17 to $0.24 per share granted to Employees and Directors of the Company. The exercise prices of these options equaled the fair market value or more of the common stock at the time of such grants. Additionally, 2,235,000 warrants were issued related to investors; as described in Note 5, 1,610,000 were granted on behalf of a material investor and as described in Note 6, 625,000 were granted to other investors.

Options to Directors and Officers

Included in the options and warrants granted above are the following:

During 2003, 305,000 options of the Company's common stock were granted to certain Officers and Directors of the Company for services. These options were issued at or above the fair market value of the common stock on the grant date at a weighted average exercise price of $0.18 per share, expiring no later than March 2013. As of December 31, 2003, none of these options or warrants were exercised.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


7. Stock Options and Warrants (continued)

During 2002, 213,350 options of the Company's common stock were granted to certain Officers and Directors of the Company for services. These options were issued at or above the fair market value of the common stock on the grant date at an exercise price of $0.75 per share, expiring no later than on February 2012. As of December 31, 2003, none of these options was exercised.

During 2001, 2,448,232 options and warrants of the Company's common stock were granted to certain Officers and Directors of the Company for services. These options were issued at or above the fair market value of the common stock on the grant date at a weighted average exercise price of $0.99 per share, expiring no later than January 2011. As of December 31, 2003, none of these options or warrants were exercised.

Shares reserved for future issuance of common stock approximate 5,940,000 of December 31, 2003.

8. Contingencies

In June 2000, the Company entered into a contract with a software vendor to incorporate a component of that vendor's software into SEDONA's Intarsia(R). By April 2001, management determined that the project had become infeasible due to the lack of support by the vendor and its unwillingness to meet certain contract commitments. The Company notified the vendor of its concerns on several occasions and ultimately delivered a notice of breach to the vendor, as required for the termination of the underlying contract. As the vendor failed to respond or cure the breach within the time permitted under the agreement, the Company considers the contract to be terminated in accordance with its terms and has concluded that it is not appropriate to continue to accrue certain minimum payments under the contract. Should the dispute end unfavorably, it would result in minimum royalty payments of $2,380,000.

On October 17, 2002, the Court of Common Pleas of Montgomery County, Pennsylvania, rendered a judgment for a former employee for $361,000 plus interest for a total amount of $469,000, which was recorded during the quarter ended September 30, 2002. This suit had originally been commenced in March 1998 for alleged termination of contract. In December 2002, a settlement was reached wherein the judgment would be satisfied by the issuance of 1,200,000 shares of the Company's common stock, and certain related registration rights. The aggregate charge to the Company was $276,000, and resulted in a reduction of $193,000 to the previously recorded charge. This reduction was recorded in the 4th quarter 2002.

On May 5, 2003, the Company filed a civil action lawsuit against numerous defendants in the United States District Court for the Southern District of New York. The Company seeks damages from the defendants named, and other defendants yet to be named, in the complaint for allegedly participating in the manipulation of its common stock, fraud, misrepresentation, failure to exercise fiduciary responsibility, and/or failure to adhere to SEC trading rules and regulations, tortuous interference, conspiracy and other actions set forth in the complaint, but not limited to enforcement of settlement date and affirmative determination. As this is an on-going action, no adjustments have been made to the financial statements related to this matter.

In January 2004, the Company notified one of its consultants, Hunter A. Carr, that per its May 6, 2003 litigation support agreement and database participation agreement, the consultant had not performed his duties noted therein, and is in default of the contracts. The Company is in the process of trying to resolve the dispute and has suspended payments to the consultant starting in December 2003,

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


8. Contingencies (continued)

pending satisfactory resolution of the matter. Per the agreements, the Company was obligated to pay $14,910 per month under the litigation support agreement and $6,900 per month under the database participation agreement. The Company believes it has a meritorious defense against this claim.

No actions other than matters involved in the ordinary course of business are currently known by Management and such other matters are believed by Management not to have material significance.


9. Related Party Transactions

In September 2003, the Company sold a licensing agreement to ACEncrypt Solutions, LLC. The President of ACEncrypt Solutions, Victoria Looney, is a member of the Board of Directors of SEDONA Corporation. David R. Vey, Chairman of the Board of Directors of SEDONA Corporation also has a financial interest in ACEncrypt Solutions. The total fee for the license agreement is $1,000,000, which includes delivery of the current version of Intarsia plus the cost of other contract defined milestones related to the development of derivative products for the healthcare market. The Company has recognized $475,000 of revenue from this transaction in the third quarter of 2003 related to the sale of Intarsia, the balance of the contract has been deferred until delivery of the remaining milestones in accordance with SOP 97-2. The Company has also recognized $6,000 of services revenue related to maintenance services during the year. The balance of $19,000 has been deferred and will be amortized through 2004 as services are performed.

In March 2002, the Company entered into an agreement to purchase substantially all of the assets of Lead Factory, Inc. for a combination of stock warrants and cash. The Company's Chief Marketing Officer, Alyssa Dver, founded Lead Factory. The terms of the sale included issuance of 100,000 ten-year warrants, at an exercise price of $0.72 per share upon the signing of the agreement. The Company also accrued $50,000 in royalties earned under the terms of this agreement during the third quarter 2003. Lead Factory, a Boston-based company which designs, builds, and markets computer software and services to aid sales and marketing persons with customer prospecting, initially became a partner in 2000 when the Company acquired a 10% equity interest, which interest the Company had subsequently fully reserved. The purchase agreement supercedes all earlier agreements with Lead Factory.

The Company incurred consulting and commission expenses, and out-of-pocket expenses of $70,000, $75,000, and $245,000, for the years ended December 31, 2003, 2002, and 2001, respectively, to certain of its Directors and to an organization whose President was a Director of the Company through June 2003.

10. Profit Sharing Plan

Starting in fiscal year 1999, a 401(k) Plan was made available to all eligible SEDONA employees, but there were no contribution matches by the Company.

During 2001, the plan was modified to allow the Board of Directors to consider, on an annual basis, a discretionary match for the Plan participants in the form of Company stock at a rate of up to 50% of employee contributions but not in excess of 3% of employee base compensation.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


10. Profit Sharing Plan (continued)

At the February 2002 Board meeting, a decision was made to make such a match with regards to the 2001 contributions, which the match was valued at $97,000 and resulted in the issuance of 122,852 shares to participants, valued at the year end closing price of $0.79. In 2003, the Board approved matching the 2002 contributions, which was valued at $82,000 and resulted in the issuance of 514,713 shares of the Company's common stock to participants, valued at a closing price of $0.16.

11. Commitments

The Company has employment agreements with certain key employees, which expired at various dates through 2002. The agreements have automatic renewal provisions, which allow the contracts to continue from year-to-year until either party gives notice to the other, at least three months prior to expiration. The agreements provide for minimum salary levels, plus any additional compensation as directed by the Board of Directors.

The Company leases certain office equipment under various noncancelable operating and capital lease arrangements, which expire from 2002 to 2005. The Company entered into a lease for its corporate headquarters in December 2002, which commenced January 1, 2003 for a three-year term. On approximately April 1, 2004 the Company intends to expand its lease space at its corporate headquarters. The cost of the expansion is included in the table below. In November 2003, the Company entered into a three-year lease for an engineering facility in Plymouth, Minnesota. Future minimum lease payments under these lease obligations consist of the following (in thousands, except per unit information):

            2004                                                  $86
            2005                                                  $93
                                                        --------------
            Total minimum lease payments                         $179
                                                        ==============

Rent expense for 2003 was $165,000, in addition the Company received rental income of $63,000 from a subtenant. Rent expense for 2002 and 2001 was $815,000 and $673,000, respectively.

Future minimum lease payments under capital lease obligations consist of $21,000 due in 2004 of which $1,000 is related to interest.

12. Other Accrued Liabilities and Accounts Payable

During the year ended December 31, 2003, the Company reversed a previously recorded trade payable of $153,000 for legal fees due to its former legal counsel as a result of a conflict of interest settlement.

Other accrued liabilities comprise the following (in thousands, except per unit information):

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


12. Other Accrued Liabilities and Accounts Payable (continued)

--------------------------------------------------------- --------------- ---------------- ---------------
                Year ending December 31:                        2003             2002            2001
--------------------------------------------------------- --------------- ---------------- ---------------
Accrued payroll, benefits and severance                           $  125           $  533           $ 158
Accrued rent                                                           4              281              32
Accrued fees to Directors for professional services                    -              199               -
Accrued legal expenses related to Litigation (see note
8, contingencies)                                                    177                -               -
Note payable, general insurance                                      113              213             257
Interest due on convertible notes                                    110                -               -
Miscellaneous includes Lead Factory accrual                          136                -               -
                                                          --------------- ---------------- ---------------
Total                                                             $  665          $ 1,226           $ 447
--------------------------------------------------------- --------------- ---------------- ---------------

13. Income Taxes

No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses for the years ended December 31, 2003, 2002 and 2001 and the Company has provided a valuation allowance against all net operating loss carryforwards.

At December 31, 2003, 2002 and 2001, the Company had a recorded deferred tax asset of $22.4 million, $20.8 million and $19.7 million, respectively, which primarily related to net operating loss carryforwards for federal and state income tax purposes and certain other reserves. The Company provided valuation allowances for the full amount of the deferred tax assets as the Company believes sufficient uncertainty exists regarding its realization.

At December 31, 2003 and 2002, the Company had recorded current deferred tax assets of $30,000 and $16,000, respectively, which related primarily to accruals which may be recognized in the future for tax purposes. Additionally, at December 31, 2003 and 2002, the Company had recorded non-current deferred tax liabilities of $35,000 and $225,000, respectively, which related primarily to basis differences in capitalized software and property, plant and equipment.

At December 31, 2003, 2002 and 2001, the Company had approximately $57.9 million, $54.3 million and $50.5 million, respectively, in federal net operating loss carryforwards that expire in various years through 2023. Additionally, the Company has approximately $39.0 million, $36.6 million and $26.2 million, respectively, of state net operating loss carryforwards that expire in various years beginning in 2005 through 2011.

The timing and manner, in which the Company will utilize the net operating loss carryforwards in any year, or in total, may be limited by the Internal Revenue Service Code section 382. Such limitations may have an impact on the ultimate realization and timing of these net operating loss carryforwards.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements

14. Supplemental Disclosures of Cash Flow Information (in thousands, except per unit information)

                                                                  -------------------------------------------
                                                                            Year Ended December 31
                                                                      2003            2002          2001
                                                                  --------------- ------------- -------------
Cash paid during the year for interest                                 $51             $45            $2
Cash expenses incurred relative to issuance of stock                     -             130           215
Conversion of preferred stock dividends and debenture
interest into Common stock                                             187               -            49
Conversion of preferred stock debenture to common stock                780             399         2,196
Conversion of debenture into common stock                              220               -             -
Common stock issued for repayment of note payable to
related party                                                           98               -             -
Fixed asset purchases through assumption of capital
lease obligation                                                         -               -            75

15. 2000 CIMS Purchase

In April 2000, the Company consummated a transaction to purchase the Customer Information Management Systems (CIMS) business unit of Acxiom Corporation for total potential consideration of $4,350,000. $550,000 in five-year warrants were issued, $1,300,000 (with face value of $1,500,000) was paid in preferred stock, a minimum of $1,000,000 due in October 2003 (the "Required Payment"), or earlier, if certain performance hurdles were met, and the remaining $1,500,000 will be paid contingent on the performance of the business unit acquired ("the Contingent Payment"). Through June 30, 2003, the Company had paid $47,000 related to the Required Payment. There was no contingent payment of $1,500,000 due based on performance. The performance period for both the Required Payment and the Contingent Payment expired in April 2003. In November 2003, the Company restructured the agreement with Acxiom. The Company has issued a promissory note for the $953,000 Required Payment, at an interest rate of 8% per annum. All unpaid principal and interest are due no later than May 26, 2006. The restructured terms include, 1.) Extension of the conversion date of the Series H Preferred Stock by thirty-six months, until April 1, 2006. 2.) Payment of trade payables due totaling $132,000, which are accrued net of a credit due back to the Company of $78,000; and 3.) Agreement to provide $262,000 worth of services to Acxiom, if requested by Acxiom. Company Management believes that there is a remote possibility of having to provide any future services related to this agreement.

16.  Major Customer Transactions

As of December 2002, SEDONA sold its existing customer base to Fiserv Customer Contact Solutions, allowing the Company to focus on its end user indirect business model and providing users of Intarsia with Fiserv's resources to support and grow the Intarsia product line.

Five alliance partners accounted for ninety-six percent of sales in 2003. Two alliance partners accounted for fifty-two percent of sales in 2002. No single customer accounted for more than 10% of sales in 2001.

                        SEDONA Corporation and Subsidiary
                   Notes to Consolidated Financial Statements


17.  Subsequent Events

The Company issued 14,593 shares of its common stock in lieu of $6,000 in fees related to the litigation entered into by the Company as fully explained in Note
8. The Company also issued 10,248 shares of its common stock to a third party for services rendered in the amount of $5,000.

On February 1, 2004, the Company issued 1,702,128 shares of its common stock to investors in a private placement transaction for proceeds of $800,000. The Company also issued 851,064 two-year warrants at an exercise price of $0.70 per share.

In February 2004, the Company received $40,000 in proceeds and issued 100,000 shares of its common stock from the exercise of 100,000 common stock warrants.

The Company also issued 20,000,000 shares of its common stock to Mr. David Vey who elected to convert his outstanding debentures of $200,000.

         Until June 22, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.








--------------------------------------------------------------------------------
                               SEDONA CORPORATION
--------------------------------------------------------------------------------